FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/21/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2016 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 21, 2017

March 21, 2017

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of TERNIUM S.A. (the “Company”), to be held on Wednesday, May 3, 2017, at the Company’s registered office in 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening Notice and Agenda for the Meeting (which contains the procedures for attending and/or voting at the Meeting), the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2016 annual report (which includes the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2016, together with the independent auditor’s report thereon), will be available on our website at http://www.ternium.com/irhome beginning on March 21, 2017. Copies of such documents will also be available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on April 28, 2017, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca

Chairman

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for ordinary shares, USD 1.00 par value each (the “Shares”), of Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders (the “Meeting”) will be held on May 3, 2017 at 2:30 p.m. (Luxembourg time). The Meeting will take place at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for the Meeting, is available on the Company’s website at http://www.ternium.com/en/irhome.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2016 annual report (which includes the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the board of directors’ and the independent auditors’ reports thereon; and the Company’s annual accounts as at December 31, 2016, together with the independent auditors’ report thereon), are available on the Company’s website at http://www.ternium.com/irhome. ADR holders may also obtain, free of charge, copies of such materials upon request at +1-800-555-2470 (toll free if you call from the United States) or at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. (Luxembourg time).

Each holder of ADRs as of April 3, 2017 (the “ADRs Record Date”), is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 27, 2017 (the “Voting Deadline”). If the Depositary receives properly completed and signed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after the Voting Deadline.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON April 27, 2017.

THE BANK OF NEW YORK MELLON

Depositary

March 21, 2017

New York, New York

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 3, 2017 at 2:30 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on May 3, 2017, at 2:30 p.m. (Luxembourg time) at the Company’s registered office located at 29, Avenue de la Porte Neuve, L-2227 Luxembourg. At the Meeting, shareholders will vote on the items listed below.

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

2.	Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2016.

3.	Allocation of results and approval of dividend payment for the year ended December 31, 2016.

4.	Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2016.

5.	Election of the members of the Board of Directors.

6.	Authorization of the compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2017 and approval of their fees.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Procedures for attending and voting at the Meeting

Any shareholder registered in the Company’s share register on April 28, 2017 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholder will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017 at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders may obtain, also free of charge, an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on April 28, 2017.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 3, 2017, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 27, 2017. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2016 annual report (which includes the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2016, together with the independent auditor’s report thereon), are available on our website at http://www.ternium.com/irhome beginning on March 21, 2017. Copies of such documents are also available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Arturo Sporleder

Secretary to the Board of Directors

March 21, 2017

Luxembourg

Shareholder Meeting Brochure

and Proxy Statement

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg RCS Luxembourg B 98 668

Ternium

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held in Luxembourg on May 3, 2017 at 2:30 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on May 3, 2017, at 2:30 p.m. (Luxembourg time), at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, for the purposes set forth in the convening Notice of the Meeting (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). The Company currently holds 41,666,666 shares (the “Treasury Shares”).

Each Share entitles the holder thereof to one vote at general meeting of shareholders of the Company. However, voting rights on the Treasury Shares shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on April 28, 2017 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates attesting the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders may obtain, also free of charge, an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on April 28, 2017.

Ternium

In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote on behalf of such entity, must present evidence of their authority to represent the shareholder by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on April 28, 2017, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and their proxies attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 3, 2017 (the “ADRs Record Date”), is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 27, 2017 (the “Voting Deadline”). If the Depositary receives properly completed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs will not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules, (including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting); the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s articles of association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

Ternium

The Meeting is called to address and vote on the following agenda:

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

The Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (comprising the consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements) and the reports from the Company’s Board of Directors and the Company’s independent auditor on such consolidated financial statements are included in the Company’s 2016 annual report, a copy of which is available on the Company’s website at http://www.ternium.com/irhome beginning on March 21, 2017. Copies of the Company’s 2016 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2016 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.”

2.	Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2016

The Company’s annual accounts as at December 31, 2016 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) and the report from the Company’s independent auditor on such annual accounts are included in the Company’s 2016 annual report, a copy of which is available on our website at http://www.ternium.com/irhome beginning on March 21, 2017. Copies of the Company’s 2016 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 21, 2017. In addition, beginning on March 21, 2017, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2016 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.

Draft resolution proposed to be adopted: “the Meeting resolved to approve the Company’s annual accounts as at December 31, 2016.”

3.	Allocation of results and approval of dividend payment for the year ended December 31, 2016

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s 2016 annual accounts, the Company’s legal reserve already amounts to 10% of its subscribed capital, and, accordingly, the legal requirements in that respect are satisfied.

The Board of Directors proposes that a dividend payable in U.S. dollars on May 12, 2017, in the amount of USD 0.10 per Share (or USD 1.00 per ADR), which represents an aggregate sum of approximately USD 196 million (which is net of the Company’s Treasury Shares), be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 12, 2017, in the amount of USD 0.10 per Share (or USD 1.00 per ADR).

Ternium

While the Company’s annual accounts as at December 31, 2016 show a loss for 2016, the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 show a profit of 2016 of USD 706,929,000. Considering the Company’s retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend.

The aggregate amount of USD 196,307,677.6 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 12, 2017, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2016, would be absorbed by the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

Draft resolution proposed to be adopted: “the Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May 12, 2017, in the amount of USD 0.10 per share issued and outstanding (or USD 1.00 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of USD 196,307,677.6 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 12, 2017, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2016, be absorbed by the Company’s retained earnings account.”

4.	Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2016

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2016, all those who were members of the Board of Directors during the year ended December 31, 2016, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2016, from any liability in connection with the management of the Company’s affairs during such year.”

5.	Election of the members of the Board of Directors

Pursuant to article 7 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year, but may be reappointed.

Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members who shall qualify as “independent directors”.

The current Board of Directors consists of eight Directors, three of whom (Messrs. Ubaldo Aguirre, Adrian Lajous and Vincent Robert Gilles Decalf) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board of Directors be maintained at eight, and that (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil be re-elected as members of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2017 annual accounts.

Ternium

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo José Aguirre. Mr. Aguirre has served on the Board of Directors since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lagarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is a member of the board of directors of AECOM Argentina S.A., the Argentine subsidiary of the U.S. corporation. He is a member of the Administrative Board of Universidad Católica Argentina. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 68, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. Mr. Bonatti is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin and, since 2001, he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris. Mr. Bonatti, aged 67, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is also a member of the board of directors of Tenaris since 2007. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administrative director of Tubos de Acero de México, S.A. and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 66, is an Argentine citizen.

4) Mr. Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a member of the board of directors of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Foyer International S.A. and other private Luxembourg companies. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf , aged 54, is a French citizen.

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, a fellow at the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and non-executive director of Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (Pemex) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger Ltd. between 2002 and 2014. Mr. Lajous, aged 73, is a Mexican citizen.

Ternium

6) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tenaris, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. In June 2014, he was elected president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo, Buzzi Unicem and Bocconi University. He is a member of the Advisory Board of Allianz Group, of the Aspen Institute Executive Committee, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 69, is an Italian citizen.

7) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris, a member of the board of directors and vice president of San Faustin, chairman of Tubos de Acero de México S.A. and a director of Techint Financial Corporation. In addition, he is a member of the Executive Committee of the World Steel Association. Mr. Rocca, aged 64, is an Italian citizen.

8) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. With almost 40-years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and was a member of the board of directors of Usiminas from 2013 until 2015. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil, aged 64, is an Argentine citizen.

The Board met eight times during 2016. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Meeting resolved maintain at eight the number of members of the Board of Directors and to reappoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2017 accounts.”

6.	Authorization of the compensation of the members of the Board of Directors

It is proposed that each member of the Board of Directors receives an amount of USD 115,000.00 as compensation for his services during the fiscal year 2017, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 295,000.00. It is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receives, further, an additional fee of USD 10,000.00. In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: “the Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for his services during the fiscal year 2017, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.”

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2017 and approval of their fees

The Audit Committee has recommended the appointment of PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé (PricewaterhouseCoopers’ Luxembourg member firm) as the Company’s independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2017 accounts.

Ternium

In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 23,533,573.00; BRL 23,604.00; COP 239,684,753.00; EUR 531,587.00; MXN 12,482,112.00; CHF 15,500.00; UYU 3,844,882.00 and USD 62,400.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. It is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: “the Meeting resolved to (i) appoint PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2017 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 23,533,573.00; BRL 23,604.00; COP 239,684,753.00; EUR 531,587.00; MXN 12,482,112.00; CHF 15,500.00; UYU 3,844,882.00 and USD 62,400.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board of Directors be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as Chief Executive Officer (Administrateur Délégué) of the Company.”

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.

Ternium

Draft resolution proposed to be adopted: “the Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.”

___________________________________

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 2, 2018. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 1, 2018, in order for such proposal to be considered for inclusion on the agenda for the 2018 Annual General Meeting of Shareholders. PricewaterhouseCoopers, société coopérative, Cabinet de révision agréé, are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting.

Arturo Sporleder

Secretary to the Board of Directors

March 21, 2017

Luxembourg

Ternium S.A.

Annual Report 2016

1

Company Profile and Strategy

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers.

Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture. With approximately 16,700 employees and an annual production capacity of 11 million tons of finished steel products, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets. In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market, and has recently agreed to acquire CSA Siderúrgica do Atlântico, a Brazilian manufacturer of steel slabs.

Our proximity to local steel consuming markets enables us to differentiate ourselves from our competitors by offering valuable services to our customer base across Latin America. Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide operational flexibility, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

The financial and operational information contained in this annual report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars ($) and metric tons.

Some of the statements contained in this annual report are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

Ternium’s results are subject to risks related, among other factors, to changes in steel demand, prices, input costs and financial conditions. For further information see our management report and notes 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

2

Operating and Financial Highlights

	2016	2015	2014	2013	2012[1]
STEEL SALES VOLUME (thousand tons)

Mexico	6,405.2	5,933.4	5,632.2	4,984.9	4,952.4
Southern Region	2,220.8	2,552.2	2,510.9	2,633.1	2,444.5
Other Markets	1,138.1	1,114.6	1,238.5	1,370.3	1,371.2
Total	9,764.0	9,600.3	9,381.5	8,988.4	8,768.2
FINANCIAL INDICATORS ($ million)
Net sales	7,224.0	7,877.4	8,726.1	8,530.0	8,608.1
Operating income	1,141.7	639.3	1,056.2	1,109.4	920.6
EBITDA[2]	1,548.6	1,073.1	1,471.0	1,486.6	1,291.5
Equity in earnings (losses) of non-consolidated companies[3]	14.6	(272.8)	(751.8)	(31.6)	(346.8)
Profit before income tax expense	1,118.5	267.1	234.9	942.3	452.1
Profit (loss) for the year attributable to:
Owners of the Parent	595.6	8.1	(198.8)	455.4	142.0
Non-controlling interest	111.3	51.7	94.6	137.5	48.9
Profit (loss) for the year	706.9	59.8	(104.2)	592.9	190.9
Capital expenditures	435.5	466.6	443.5	883.3	1,022.6
Free cash flow[4]	664.1	856.8	62.4	208.9	32.5
BALANCE SHEET ($ million)
Total assets	8,322.9	8,062.6	9,690.2	10,372.6	10,867.0
Total financial debt	1,218.6	1,521.0	2,164.8	2,002.8	2,424.4
Net financial debt[5]	884.3	1,132.3	1,801.5	1,526.1	1,703.3
Total liabilities	3,156.3	3,259.6	4,055.5	4,034.6	4,432.1
Capital and reserves attributable to the owners of the parent	4,391.3	4,033.1	4,697.2	5,340.0	5,369.2
Non-controlling interest	775.3	769.8	937.5	998.0	1,065.7
STOCK DATA ($ per share / ADS6)
Basic earnings (losses) per share	0.30	0.00	(0.10)	0.23	0.07
Basic earnings (losses) per ADS	3.03	0.04	(1.01)	2.32	0.72
Proposed dividend per ADS	1.00	0.90	0.90	0.75	0.65
Weighted average number of shares outstanding[7] (thousand shares)	1,963,076.8	1,963,076.8	1,963,076.8	1,963,076.8	1,963,076.8

[1]	Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the period ended December 31, 2012 show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.
[2]	EBITDA equals operating income adjusted to exclude depreciation and amortization.
[3]	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $191.9 million in 2015, $739.8 million in 2014 and $275.3 million in 2012.
[4]	Free cash flow equals net cash provided by operating activities less capital expenditures.
[5]	Net financial debt equals total financial debt less cash and cash equivalents plus other investments.
[6]	Each ADS represents 10 shares.
[7]	Shares outstanding were 1,963,076,776 as of December 31 of each year.

3

Chairman’s Letter

In 2016, Ternium celebrated its tenth year as a publicly listed company. It has been an eventful period, in which it has consolidated itself as a leading steelmaker in the Latin American region. With its strategy of developing high value steels for industrial and construction applications and working closely with its customers, Ternium is now the leading steel producer in Mexico and a key protagonist in the fast-growing Pesquería industrial community, where it has constructed modern, highly efficient cold rolling and galvanizing facilities, participated in the construction of a new electric power generation facility and established a technical school.

In addition to building our position in Mexico and strengthening the competitiveness of our Argentine operations, we have established a leading position in Colombia and entered the Brazilian market through a participation in Usiminas. Now, we are taking a further step with the agreement to acquire, subject to regulatory and other clearances, the advanced steel slab making facilities of CSA in Brazil. This will provide us a highly competitive source of high quality slabs, which will allow us to further integrate and expand our production of high value products for the industrial sector across Latin America.

Ternium is advancing on many fronts and performed well in 2016. In a market, where global consumption remained flat and consumption in Latin America declined, shipments increased to 9.8 million tons, registering a fourth consecutive year of growth. Although net sales were affected by lower revenues per ton, EBITDA rose by 44% to $1.5 billion with a margin of 21% on net sales. Cash flow from operations amounted to $1.1 billion and net debt was reduced to $0.9 billion. Earnings attributable to shareholders rose to $596 million, or $3.03 per ADS.

In Mexico, shipments increased by 8% year on year, as Ternium strengthened its market position by expanding its product range and displacing imports. The industrial sector continues to expand in Mexico, where steel consumption per capita is significantly higher than in other Latin American economies, and we continue to increase capacity to serve this demanding market. Over the past year, we increased the annual processing capacity of our Churubusco mill by 230,000 tons, and, this month, we announced an investment plan to add new hot-dip galvanizing and pre-painting lines in our facility in Pesquería. A new 900MW combined cycle natural gas-fired power plant, in which Ternium has a 48% interest, was commissioned in Pesquería, which will secure a reliable source of electric power and further integrate operations.

In Argentina, shipments declined by 13% year on year, as the economy began a necessary period of adjustment and rebalancing of relative prices under a new government. The construction market was affected by lower public and private investment while the automotive and industrial sectors were affected by the ongoing recession in Brazil. The economy is, however, showing signs of recovery and shipments increased in the fourth quarter.

In Brazil, we subscribed to a capital increase at Usiminas, investing $111 million and increasing our participation to 20.5% from 16.8%. We expect that the capital increase, in which Usiminas raised BRL1.0 billion, together with the completion of an ongoing debt restructuring process, should improve the financial situation of the company, which returned to profit on operations in the fourth quarter of the year following significant losses in 2015.

In other regions, we increased shipments to the southern USA where we have galvanizing and pre-painting facilities in Shreveport, Louisiana and we participate in the market for advanced construction and various industrial applications. In Colombia, we consolidated our operations and market position under the Ternium brand, following our previous buy out of minority shareholders, and invested in new scrap processing facilities to reduce the environmental impact of our operations.

Despite the advances we are making, the global steel industry continues to be affected by the extent of China’s excess production capacity and falling domestic consumption. Chinese exports of steel products remained above 100 million tons, well in excess of Latin America’s total steel consumption. Without effective trade actions, unfairly traded imports affect steel pricing and threaten even the most competitive domestic manufacturing and industrial value chains, with the consequent impact on employment and skills. Many governments, including those in the USA and Mexico, are taking actions to limit the amount of unfairly traded imports, but constant vigilance is necessary.

4

Our efforts to strengthen our safety and environmental management systems are a constant priority. Over the last five years our main safety indicators have improved around 25% and this year we completed the certification of our main facilities under the ISO 14001 environmental management standard. We continue to introduce new safety training routines for our employees and those of contractors and started the second stage of our assessment of critical production processes. In 2016, we completed many environment related investments, particularly in our Guerrero and San Nicolas plants, modernizing technology and processes and reducing the environmental impact of our operations with lower emissions, energy efficiency initiatives and increased material recycling and processing of by-products.

To strengthen steel demand and the industrial value chain in the countries where we operate, we offer support and training initiatives for small and medium enterprises (SMEs). In 2016, we introduced innovation as a new focus in this program, which has gained adherents year after year and now has over 1,200 companies participating. Among this year’s achievements were the increase in ISO certifications obtained by participants related to safety and quality systems, the development of strategies to counter unfair trading practices and record participation levels in training activities.

In August, we inaugurated the purpose-built Roberto Rocca Technical School in Pesquería. The school, which shares teacher training programs and a curriculum with its sister school in Campana, Argentina, has capacity for 380 students and welcomed 128 students in its first academic year. For the fast-growing industrial center of Pesquería, where the development of appropriate infrastructure is essential for further development, the new school will promote excellence in technical education, strengthening local employment opportunities for the existing community and attracting employees and their families from further afield.

Over the past year, we have made solid progress in strengthening our market position and building on the achievements of previous years. Considering our solid financial results and financial condition, and a favorable outlook, we are proposing to increase our annual dividend to shareholders to $1.00 per ADS.

Throughout the company, we are working to differentiate ourselves from our competitors and to sustain a position of leadership through industrial excellence, product development and customer service. I would like to thank our employees for their efforts and achievements during the past year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

Paolo Rocca

Chairman

March 20, 2017

5

Business Review

Ternium achieved record steel shipment volumes of 9.8 million tons in 2016, and continued to lead the Mexican and Argentine flat steel markets, while keeping a significant position in the Colombian steel market. Mexico was the company’s driving force, as Ternium’s steel shipments in that country achieved a sound 8% year-over-year expansion and a 66% share in total sales volumes. Shipments in the Southern Region decreased 13% year-over-year with most sectors pulling back in 2016. Ternium’s steel shipments in Other Markets increased 2% year-over-year in 2016, as shipments increased in the U.S. steel market, but decreased in Colombia and Central America.

Steel consumption in the Americas decreased in 2016, as most regional steel markets contracted, to varying degrees and with few exceptions. In the U.S. market, steel consumption decreased slightly in 2016, reflecting a struggling manufacturing industry and lower investments in the oil & gas sector. The Mexican steel market ended on a positive tone in 2016, with modest year-over-year construction and industrial expansion and weak oil & gas activity. Argentina’s steel market was relatively weak in 2016, as significant changes were made to long-term macroeconomic policies and the economy was affected by a severe recession in the neighboring Brazilian market, where steel consumption levels decreased for the third consecutive year.

Ternium achieved very strong results in 2016. Although shipments grew only 2% year-over-year, as higher shipments in Mexico and Other Markets were mostly offset by lower shipments in the Southern Region, the company’s profitability improved compared to 2015 as a result of lower costs (only partially offset by lower revenue per ton). During the year, we continued developing programs under a comprehensive approach to increase differentiation, through the extensive use of best practices and innovation. During 2016 our programs focused on integration with our customers and improvements in labor productivity, logistic costs, contractors’ efficiency, energy efficiency, process productivity and optimization of working capital.

The use of innovative information technology (IT) integrated systems helped increase labor productivity in the commercial area, including supply chain management and technical assistance, and raised customer relationships to new levels of integration and loyalty. Electronic transactions are the option of choice for most of our customers in Argentina and have been growing in Mexico, where they still have strong growth potential. With full cycle service and order tracking, this differentiating customer service tool has also enabled a streamlining of the sales back office function.

Among other innovative tools, new IT systems include those for demand forecasting, smart inventory planning, optimization models for order management and intelligent product catalogs. New quality-control related systems include those for the prediction and improvement of quality performance of advanced materials and industrial processes based on big data projects. In addition, the new inventory planning systems resulted in lower inventories in terms of days of shipments.

Ternium’s productivity improvement programs enabled the company to achieve several production records during 2016. More than 1,000 employees participate in these programs, under teams that include personnel from all levels and disciplines. A higher degree of automation, the implementation of best practices and benchmarking, investments to increase equipment productivity and personnel training programs, as well as demanding productivity targets, usually result in most production lines breaking production records every one or two years and, in some cases, more than once a year. Improvements in logistic costs included those obtained from a new traffic monitoring center, which reduced truck stay hours in our facilities.

6

During 2016, Ternium achieved meaningful progress in all its main projects on safety and environment management initiatives, including the DuPont technical assistance program, aimed at strengthening safe management of critical processes, the safety facilities’ certification program under OHSAS 18001 (which is close to completion) and the environmental facilities’ certification project under ISO 14001 (also close to completion). Commissioned safety and environmental care equipment during the year included those for the improvement of air emissions such as a secondary de-dusting system for steel shop furnace emissions cleaning and a new briquetting facility for iron ore dust recycling in the Guerrero unit in Mexico; a new by-products plant for coke oven-generated gas cleaning in the San Nicolás unit in Argentina; and a new scrap shredder for the supply of cleaner and dimensioned steel scrap that reduces emissions in the steel shop in our Manizales unit in Colombia. In addition, in 2016 Ternium commissioned a new hydrochloric acid regeneration plant in the Guerrero unit in Mexico to reduce the generation of hazardous by-products and to enhance its quality and process control.

To foster steel demand in its main markets, during 2016 Ternium continued supporting a program to strengthen small- and medium-sized customers and suppliers. The number of companies involved in the program grew in Mexico and Argentina during 2016, now encompassing approximately 1,240 participants. The program, launched in the past decade, contributed to a growing and strengthening network of industrial companies, technical schools, universities, business schools and government institutions, working together to foster high management standards, growth and innovation in the steel industry value chain. Among the achievements of the program during 2016 were the ISO certifications obtained by several small and medium-sized enterprises (SMEs) related to their quality and safety systems, the development of defense strategies against unfair trade practices and new record-high participation levels in our training activities, consolidating a broad educational offer targeting SME’s top managers, middle managers, supervisors, technicians and workers.

Steel Segment

Ternium’s shipments of steel products reached 9.8 million tons in 2016, a 1.7% increase compared with the 9.6 million tons achieved in the previous year. GDP in Latin America contracted 0.6% in the year, affected mainly by the weak performance of the Brazilian and Argentine economies, while the U.S. economy grew 1.6% in 2016, lower than its 2.6% expansion rate in 2015.

GDP performance - Latin America8                                    GDP performance - United States8

Apparent demand for finished steel in Latin America decreased 6.2% year-over-year in 2016, reflecting lower steel consumption in every major steel consuming market in the region except for the Mexican steel market. Mexican industry-driven multi-year expansion in apparent steel demand has increased local per capita steel consumption to levels that double those of its Latin American peers. In the United States, apparent demand for finished steel decreased 1.2% year-over-year. While the economy continued to expand, steel demand in the U.S. lagged behind due to a weak manufacturing industry, affected by a strong currency and lower activity in the oil & gas sector.

[8]	Source: International Monetary Fund, World Economic Outlook.

7

Apparent steel use - Latin America9                                     Apparent steel use - United States9

Mexico

During 2016, Ternium was the leading supplier of flat steel products in Mexico. Shipments to this market increased 8.0% year-over-year to a new record of 6.4 million tons, representing 66% of Ternium’s total steel shipments. Our shipment growth in Mexico outpaced the country’s apparent steel use year-over-year expansion of 1.6%. Ternium’s performance was driven by incrementally improved local manufacturing and construction activity and a weaker oil & gas sector. In addition, government trade measures in Mexico against unfair steel trade practices and the renewal of a 15% import tariff on several steel product groups coming from certain countries, provided Ternium with a level playing field in the Mexican steel market.

With approximately 24.6 million tons of apparent steel use, the country’s steel market was the largest in Latin America in 2016. Mexico’s GDP grew 2.3% year-over-year, in line with growth rates in the previous two years.

GDP performance – Mexico8                                                  Apparent steel use – Mexico9

Mexican motor vehicle production continued growing in 2016, though at a slower pace. New vehicle manufacturing facilities were commissioned during the year, as the country consolidates its position as the world’s seventh largest motor vehicle manufacturing hub.

Ternium’s differentiation strategy during 2016 continued to rely on the expansion of manufacturing capacity of high-end steel products and on the development of value-adding services. Following the completion of the first stage of our investment project in the Churubusco hot strip mill, which enabled the production of advanced high-strength and dual-face steels, during 2016 Ternium developed new products to meet customers’ high-quality product requirements in the automotive, metal mechanic, home appliances, oil & gas and electric motor industries. In addition, during the year we launched the second stage of the project, completed during the first quarter of 2017, which is expected to increase the annual processing capacity of the hot strip mill by approximately 230,000 tons.

Construction activity in Mexico grew 1.3% year-over-year in 2016, slower than the 2.6% expansion rate recorded in 2015, as a result of low government infrastructure spending and a deceleration of private construction growth. Ternium’s efforts in this market continued focusing on offering a full range of steel products and enhancing customer services, including the development of local presence, logistics management and the introduction of new information technology tools. Of note during 2016 was the installation of a second slitting line in our Churubusco service center, which enabled an increase in Ternium’s annual processing capacity of slit steel products by approximately 200,000 tons.

[9]	Source: World Steel Association and Latin American Steel Association.

8

Construction – Mexico10                                         Motor vehicle production - Mexico11

Steel prices in the U.S., which are a significant driver of steel prices in Mexico, rebounded during the first half of 2016 and remained at levels that were above those prevailing in 2015. Service center steel inventories in the U.S. decreased year-over-year in 2016, as apparent steel use remained relatively stable, resulting in lower month-of-supply inventory ratios. Several government trade measures in the U.S. and Mexico against unfair steel trade practices resulted in a significant year-over-year decrease in steel imports during the year.

During 2016, Ternium continued running its integrated steelmaking facilities in Mexico at high levels of capacity utilization, while achieving new record production levels in several facilities. We continued to maximize the use of direct reduced iron in the metallic mix of our steel shops (produced in our natural-gas-based iron ore direct reduction units), which continued to be a cost efficient input despite higher natural gas costs, as steel scrap prices rebounded from the lows seen during the fourth quarter of 2015. Our downstream facilities, including our re-rolling facilities, showed significant increases in production rates in 2016 compared with those of the previous year, in line with a growing demand for Ternium’s steel products during the year.

Power supply to our facilities in Mexico was further secured starting from the fourth quarter of 2016 with the commissioning of Techgen’s new 900 megawatts power plant in Pesquería, Nuevo León state, Mexico. Ternium has a 48% equity interest in this natural-gas-based facility. Built at a cost of $1.1 billion, the plant is a competitive and reliable supply of electricity and has the best available environmental care technology, including zero liquid discharge.

Ternium’s capital expenditures in the steel segment in Mexico amounted to $197 million in 2016. The main investments carried out during the period included those made for the mentioned upgrade and expansion of the hot strip mill at the Churubusco unit, the expansion of service center processing capacity, and the improvement of environmental and safety conditions at certain facilities of the Guerrero and Puebla units. Ternium’s ongoing investment plan in the steel segment in Mexico focuses on projects aimed at increasing the value added to production, including the new galvanizing and pre-painting facilities in Pesquería announced in March 2017, and on projects aimed at enhancing quality and productivity, reducing costs, and improving environmental and safety conditions.

Looking forward, steel consumption in Mexico could soften in 2017, as lingering uncertainties over NAFTA’s future terms of trade may affect construction activity and the investment climate in the country. Notwithstanding this, Ternium is confident that its leadership in the market and the opportunity to substitute imports, which are significant in Mexico, will support its growth in shipments into 2017.

[10]	Source: Mexican Statistics and Geography Institute.
[11]	Source: Mexican Automotive Industry Association.

9

Southern Region

The Southern Region encompasses the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. During 2016, Ternium was the leading supplier of flat steel products in Argentina. Shipments in the Southern Region reached 2.2 million tons in 2016, lower than shipment levels in 2015, representing 23% of Ternium’s consolidated steel shipments.

Argentina’s steel market was relatively weak in 2016, with apparent steel demand decreasing 18.0% year-over-year to approximately 4.3 million tons. The country faced a significant rebalancing of the economy’s relative prices in a year of macroeconomic policy changes, coupled with a recession in the neighboring Brazilian economy. Lower public infrastructure investment affected activity levels in the construction sector, as the new government’s public infrastructure plan, launched during the first half of 2016, began to gain momentum only by the fourth quarter of the year. On the other hand, the severe recession that the Brazilian economy experienced during 2016 affected activity levels in some export-driven industrial sectors in Argentina.

Construction activity in Argentina decreased 17.0% in 2016, as a result of the mentioned decline in public infrastructure expenditure and lower private investment. Motor vehicle production decreased a further 10.3% in 2016, as a continued downward trend in vehicle exports to the Brazilian market could not be compensated with higher local shipments, despite the recovery in vehicle sales evidenced in the Argentine market in 2016.

Construction – Argentina12                                       Motor vehicle production – Argentina13

Our efforts in Argentina continued to focus on fostering steel demand through our program to help SMEs in the steel industry value chain to grow, and on further strengthening our offering of steel products and related services so as to fulfill our customers’ current and new requirements. New market opportunities in 2016 arose from the emergence in Argentina of a promising wind farm industry, the launch of new vehicle models, requirements for esthetically superior products for high-end home-appliances, and the manufacturing of lighter transport equipment.

Ternium’s shipments to the Paraguayan and Bolivian markets increased in 2016, while shipments to the Chilean and Uruguayan markets decreased slightly compared to shipment levels in the previous year. During 2016, the economies of these countries continued showing resilience against adverse conditions in the region’s major economies, extending a healthy multi-year expansion cycle.

In 2016, Ternium reduced steel production rates in Argentina compared with the production rates achieved in 2015. Blast furnace #1 was blown down in November 2015 for programmed maintenance and remained off during 2016. The resulting decrease in pig iron production was partially offset by increased production rates in blast furnace #2, mitigating the consequent decrease in steel production volumes. Downstream facilities also experienced lower production levels during 2016 compared to production levels in 2015, including those used for the production of customized products, as a result of lower steel demand levels in the local Argentine market.

[12]	Source: Argentine Statistics Institute.
[13]	Source: Argentine Automotive Producers Association.

10

Ternium’s capital expenditures in the Southern Region, mainly in Argentina, amounted to $133 million in 2016. During the year, we started up a new by-products plant in the coking facilities, enabling an increased processing capacity of metallurgical coal and cleaner coal by-product gases, and enhanced a galvanizing facility, resulting in higher processing capacity and improved product quality. In addition, we made progress on several projects, including those for the upgrading of the steel shop facilities, the revamping of the hot-rolling mill and the improvement of environmental and safety conditions.

Looking forward, as Argentina’s steel demand started to rebound in the fourth quarter of 2016, Ternium believes it will gradually recover during 2017. Some of Argentina’s steel consuming sectors started to show positive signs and there are improved expectations for the Brazilian economy. Public infrastructure investment continues to gain momentum and light vehicle exports in the fourth quarter of 2016 were the highest of the last five quarters, although light vehicle exports declined 21% year-over-year in 2016. Ternium expects to increase steel shipments in Argentina as a result and to reduce shipments to other countries in the Southern Region, keeping utilization rates relatively unchanged, both in its upstream and downstream facilities. Capital expenditures in the Southern Region are planned to continue focusing on projects aimed at increasing operating efficiency, enhancing process technology and reliability, broadening our product range and improving environmental and safety conditions in our facilities.

Other Markets

Ternium’s sales to the rest of the world are shown under “Other Markets,” including major shipment destinations such as Colombia, the United States and Central America. During 2016, Ternium was a leading supplier of steel products in Colombia. In addition, Ternium continued serving customers in the southern United States, Central America and in other regions throughout Latin America, Europe and Asia. Shipments to the Other Markets region, which represent 12% of Ternium’s total steel shipments, increased 2.1% year-over-year in 2016, to 1.1 million tons.

Ternium’s steel shipments in Colombia decreased year-over-year in 2016. The company’s crude steel production in the country recovered during the year, growing 12% compared to 2015. Although Colombia’s GDP continued growing in 2016, the pace of expansion was the lowest in several years given a mixed performance, with healthy manufacturing expansion, decelerating construction activity and a weak oil & gas sector. Following certain trade measures enacted by the Colombian Government in response to unfair trade practices, steel market conditions improved in Colombia during 2016, although prices remained at relatively low levels compared to prevailing prices in other regional markets.

In the U.S. steel market, Ternium’s shipments increased in 2016 as the company’s galvanized steel production in the country grew 21% year-over-year. Although apparent steel use in the country decreased slightly on slowing economic growth, steel prices improved significantly during 2016, particularly in the first half of the year, following the U.S. Government enactment of several trade measures against unfair trade practices. In Central America, economic activity continued to grow at a solid pace during 2016. Despite a 44% year-over-year increase in galvanized steel production during the year, Ternium’s steel shipments in the region decreased as a result of lower steel exports from our Mexican facilities.

Mining Segment

Ternium has iron ore production facilities in Mexico. We conduct our mining activities through Las Encinas, a company in which we have a 100% equity interest, and Consorcio Peña Colorada, a company in which we have a 50% interest (with ArcelorMittal having the other 50% interest). ArcelorMittal and Ternium each receive 50% of total iron ore production of Consorcio Peña Colorada. Most of our iron ore production is consumed internally at Ternium’s steelmaking facilities in Mexico. In 2016, Ternium’s mining segment reported shipments of 3.3 million tons of iron ore, a 9% decrease compared to 2015 due to lower iron ore production by Consorcio Peña Colorada.

11

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate. As of the end of 2016, Las Encinas was operating the Aquila open pit iron ore mine, located in Michoacán. The Las Encinas facilities include two crushing plants located close to each of the Aquila and El Encino mines, and a concentration and pelletizing plant located in Alzada, Colima.

Las Encinas’ saleable production (pellets and concentrates) reached 1.9 million tons in 2016, similar to saleable production reached in 2015. Iron ore reserves as of December 31, 2016, were 22 million tons on a run-of-mine basis (with a 41% average iron grade). Las Encinas’ combined active mines life was estimated at eight years as of the end of 2016. Capital expenditures during the year amounted to $7 million, mainly related to maintenance activities. During 2017, Las Encinas expects to start commercial operations in Las Palomas, a small open pit iron ore mine located in Jalisco.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate. As of the end of 2016, it was operating the Peña Colorada open pit iron ore mine, located in Colima. The Consorcio Peña Colorada facilities include a concentration plant located at the mine and a two-line pelletizing plant located near the Manzanillo seaport on the Pacific coast in Colima.

Consorcio Peña Colorada’s saleable production was 2.9 million tons in 2016, lower than saleable production of 3.5 million tons achieved in 2015, mainly as a result of a decrease in the ore’s iron grade. Iron ore reserves as of December 31, 2016, were 242 million tons on a run-of-mine basis (with a 21% average iron grade). Consorcio Peña Colorada’s combined active mines life was estimated at 16 years as of the end of 2016. Ternium’s share in Peña Colorada’s capital expenditures during the year amounted to $85 million, mainly related to the expansion of its iron ore crushing, grinding and concentration facilities, completed during December 2016, and preparation works at a new iron ore body in the Peña Colorada mine. During 2017, Consorcio Peña Colorada is expected to ramp up its new facilities to raise iron ore concentrate production levels back to 4.5 million tons per year.

12

Support Program for Small and Medium-Sized Enterprises

As it has been doing for several years, with the aim at bolstering growth of its domestic steel markets, Ternium continued sponsoring a SME support program called ProPymes. The program is focused on helping SMEs in the steel industry’s value chain grow through the enhancement of competitiveness and the stimulus of investments in this sector. To achieve this, ProPymes provides a variety of services, including training, industrial assistance, institutional assistance, commercial support and financial aid. Through these means, ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the whole value chain of the best practices utilized in the industry. ProPymes currently assists approximately 1,240 SMEs in Mexico and Argentina. Ternium supervises the execution of the ProPymes programs through two departments operating in Mexico and Argentina.

Mexico

ProPymes in Mexico selects participating SMEs according to their ability to increase their competitiveness as suppliers, along with their capability to add value to steel products and their potential to increase exports or substitute imports as customers. Approximately 440 SMEs participate in ProPymes in Mexico.

During 2016, ProPymes consolidated its training program for SME middle managers, supervisors, technicians and workers. Launched during 2015, the program focuses on leadership and occupational training. Sponsored by the Instituto Nacional del Emprendedor (National Entrepreneur Institute), or INADEM, and ProPymes, it has been jointly designed by ProPymes and a local university. Likewise, during 2016 the training program for SME managers continued. Also sponsored by INADEM and ProPymes, it has been jointly designed by ProPymes and a local graduate school.

ProPymes carried out industrial assistance programs related to technology upgrades, production capacity expansions and specialized training and consultancy. In 2016, certain participating SMEs obtained quality and safety systems ISO certifications under a program launched in 2014. These initiatives and their associated capital expenditure plans were supported by INADEM, as part of its cooperation agreement with ProPymes. Commercial support for SMEs continued during 2016, with ProPymes promoting initiatives aimed at making selected SMEs become suppliers of large companies. To this purpose, a development committee, composed of members of the manufacturing industry’s chamber, Monterrey’s center for competitiveness and ProPymes, advanced a program aimed at developing new industrial suppliers for their members. Furthermore, ProPymes continued participating in selected conferences and conventions intended to facilitate commercial ties between SMEs and potential customers in the automotive sector and other industries in the steel industry value chain.

In 2017, ProPymes’ industrial assistance programs are planned to focus on the support of innovation initiatives, expected to help SMEs accelerate their learning curves and enhance their competitive positioning. In addition, ProPymes will seek to further expand the number of participating SMEs and sponsor SME employee and manager training programs, as well as commercial assistance initiatives. ProPymes expects to organize its second convention in Mexico, an event in which businessmen and representatives from the government, universities and industrial clusters and chambers share know-how and successful SME experiences, and foster the implementation of the best practices in the value chain.

13

Argentina

Approximately 800 SMEs participate in ProPymes in Argentina. During 2016, SMEs faced a slow local market and weaker exports, following decreased economic activity in the region. Notwithstanding the foregoing, ProPymes’ training programs achieved new record-high participation levels during the year.

The SME support program for technical schools also expanded at a solid pace. During 2016, fifty-one SMEs participating in ProPymes sponsored twenty-two technical schools, up significantly compared to nine SMEs and five technical schools participating in the program in 2013, the year in which the initiative was launched. Under this program, SMEs offer internships and training to students and teachers, respectively, with the aim of improving overall technical education. ProPymes coordinates these activities through its corporate social responsibility program, an initiative aimed at helping SMEs build and consolidate long-term community relations, and the development of a qualified labor force in the medium-term.

New subjects under ProPymes’ training program during 2016 included innovation, aimed at fostering the implementation of innovative initiatives within the companies, and renewable energies, a subject that was particularly valued by participants. ProPymes’ courses, performed in-house or at local educational institutions, cover an expanding range of SMEs needs and are continuously updated and broadened in order to adapt to employees’ requirements of all levels. The approximately 3,700 participants in ProPymes’ training program during 2016 represented a 5% increase compared to the record level achieved in the previous year.

The program’s consulting area, one of ProPymes’ pillars, continued to prepare diagnostic reports and provide assistance, reaching activity levels that were similar to those recorded during 2015. Subjects during 2016 continued to focus on the use of automation technology, the development of health and safety protocols, the development of tools for training and human resources management, the implementation of management control systems, assistance for the utilization of competitive financing lines and the implementation of maintenance management.

As for ProPymes’ commercial and institutional assistance efforts, during 2016 the program helped SMEs develop strategies aimed at ensuring a level playing field for competition, given the potential threat of increased unfairly traded imports. Assistance efforts included those for the setting of industry chambers, the development of technical standards for industrial products and institutional initiatives aimed at improving SME competitiveness.

In 2017, ProPymes intends to consolidate a new training program specialized in renewable energy, aimed at helping SMEs adapt to the emerging requirements of recently approved legislation, and to expand its management development program. In addition, it expects to intensify its assistance activities related to capital expenditure financing, in response to an expected rise in financing requirements related to a surge in new SME projects.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house, in some cases including the participation of strategic customers, through joint efforts together with recognized universities or research centers, or through our participation in international consortiums.

We have been increasingly engaging universities in our research efforts in order to expand and further diversify Ternium’s research network and capabilities. This initiative fosters the development of fundamental knowledge and know-how at participating universities while enabling the optimization of Ternium’s in-house research resources. The program includes the development of thesis and presentations in symposiums organized by Ternium, with the participation of more than forty under-graduate and post-graduate students pursuing degrees in engineering, materials science and metallurgy.

14

The installation of state-of-the-art cooling technology in a hot strip mill in Mexico, during the fourth quarter 2015, opened up the possibility to develop and process new advanced high-strength steel (AHSS) grades, including dual phase, ferrite-bainite, martensitic and complex phase steel grades. Based on those new capabilities, during 2016 we widened our high-end product portfolio for customers in the automotive, metal mechanic, home appliances, oil & gas and electric motors industries.

New Products

During 2016, we began the development of highly formable AHSS for several applications, and developed high-strength steel wire for high-tensile coil springs, initiatives that will enable us to increase our share in the high-value automotive and metal mechanic steel markets. In addition, we continued certifying steel products with vehicle manufacturers, including high formability special steels and steel products required for the assembling of new pickup truck models in Argentina, a product line that has outperformed in the Southern Region in an overall weak automotive market.

In addition, during the year we widened our product portfolio of high-resistance micro alloyed steel products for the manufacturing of transport equipment. Those steel grades enable the design of lighter equipment yielding lower fuel consumption per transported tonnage that result in decreased freight costs.

Ternium targeted the capital goods sector through the development of high-strength steel slabs for plates. In this regard, during 2016 we made progress, in a combined effort with a strategic customer, on the development of certain plate qualities suitable for the manufacturing of road machine blades and windmill towers. In addition to gaining market share, with these new products we expect to strengthen our participation in a new steel market segment that is emerging in Argentina associated with the expansion of the local wind farm industry.

Among oil & gas industry applications, during 2016 Ternium developed heat treatable qualities suitable for coiled tubing, a product required in the development of shale fields. Product developments for home appliance customers in Mexico and Argentina included a new generation of advanced metallic paint systems. The new products are esthetically superior and incorporate the required attributes for their processing in newly developed manufacturing equipment, enabling Ternium to offer higher-value steel products while providing its customers a competitive edge in the high-end appliance market.

Applied Research

Ternium’s product research and development plans are based on current and expected customer requirements for steel products. Research and development activities are carried out in close collaboration with leading steel customers and institutions, seeking improved performance and new applications. Complementarily, we seek to develop of new processes and to anticipate the new technologies that will be required at our facilities associated with the new products.

During 2016, we continued working with the Colorado School of Mines and the University of Pittsburgh, through a consortium, on the development of the next generation of AHSS for welded pipe manufacturing and automotive industry applications. Through the International Zinc Association, our research projects focused on new steel coatings, seeking further gains in workability and performance in order to reduce home-appliance manufacturers’ production costs and improve the final product’s quality. With Canadian McMaster University, research projects during 2016 focused on the development of AHSS production processes to be implemented in our steelmaking facilities.

15

Our projects together with the Mexican Centro de Investigaciones y Estudios Avanzados (Cinvestav-Advanced Studies and Research Center) sought the optimization of AHSS performance for automotive industry applications and basic research on surface states for coatings and phase transformation of steels. With the Argentine Instituto Argentino de Siderurgia (IAS-Argentine Steel Institute) research projects focused on the development of production processes for AHSS casting and hot-rolling for a wide array of applications in the automotive, transportation, agricultural and oil & gas industries. In addition, we developed with IAS and Tenaris Research new prototype tools to improve the process control required to ensure steel cleanliness.

Joint projects with universities during 2016 included the Universidad Autónoma de Nuevo León (Nuevo León Autonomous University - Mexico) basic research on steel and steel coatings mechanical and chemical performance; the Universidad de Monterrey (Monterrey University - Mexico) applied research on paints systems with nano-additives for improved corrosion protection and the design of testing equipment for the evaluation of steel performance at low temperatures; the Universidad Autónoma de San Luis Potosí (San Luis Potosí Autonomous University - Mexico) research and development of iron ore production processes related to the concentration and direct reduction of iron ore; the University of Sheffield (UK) basic research on steel development; and the Universidad Politecnica de Cataluña (Cataluña’s Politecnic University - Spain) development of first and third generation AHSS.

Prospective Developments

During 2017, Ternium expects to continue developing high-end steel products to increase shipment volumes to industrial customers, through the optimization and expansion of its product portfolio. Our research and development efforts during the year are planned to obtain enhanced first-generation high strength steel products and make progress on projects related to third-generation high strength steel products. In addition, we intend to make further progress on the co-development of plate qualities suitable for the manufacturing of windmill towers and to intensify our early-involvement product development strategy in association with our customers. Particularly for the automotive industry, we intend to develop new products suitable for hot stamping. Furthermore, we will continue our research and development efforts on new esthetically superior surface finishings, targeting the home-appliance market and the construction market’s panel segment.

Human Resources and Communities

Ternium had approximately 16,700 employees as of December 31, 2016, a figure similar to that at year-end 2015. During 2016, the company continued its medium-term personnel recruitment plans in the different regions, leaning mainly on the program for recently- graduated professionals, a program that has contributed a majority of our current management and technologist positions. In addition, a number of students from various Latin American universities continued carrying out internships in different areas of the company. The purpose of these internships is to offer students and the universities a professional experience within an actual business environment, and to serve as a tool to identify talent and to promote acquaintance between the company and its potential employees.

During 2016, Ternium’s training programs continued adapting to the specific needs of different business areas. Of note in the year was the strengthening of our safety training program, including the redesign of activities targeting factory personnel and the implementation of activities for personnel in leadership positions, focused on safety management leadership. These initiatives contributed to further Ternium’s objective of involving personnel of all Ternium’s areas and of all ranks, aimed at ensuring a proactive profile on safety behavior. Ternium also carried on with its “leaders training program”, which in 2016 included new activities focused on industrial management. This program aims at consolidating the development of specific skills required by personnel carrying leadership positions. Furthermore, the program for recently-graduated professionals incorporated new teaching methodologies during 2016, including new technical training and language learning activities based on online course formats.

16

During 2016, we carried out a training activity for supervisors, focused on the analysis of the new features of their role. In addition to creating new effective management tools, this program fosters professional networks and enables a first-hand interaction with the company’s top managers. Ternium continued funding postgraduate studies in management and technology to meet the requirements of employees’ career plans. For example, in 2016 we added, together with traditional training programs from University of Manchester (UK), Instituto Argentino de Siderurgia and Universidad Austral (Argentine steel institute and Austral university - Argentina), the prestigious master in metallurgy from the University of Sheffield (UK), under a format that combines on-site and on-line learning activities.

Furthermore, Ternium continued promoting financial support and contributions to various joint industry and university programs, including the endowment of Chairs at certain universities and the funding of scholarships and fellowship grants to talented undergraduate and graduate students of engineering and applied sciences in selected countries. Throughout the year, the company continued to host various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

During 2016, Ternium continued its work attendance program in Argentina, aimed at increasing work attendance and strengthening workers’ commitment and industrial culture. Since the program’s initiation in 2012, attendance indicators improved 20%, including a 7% increase in 2016. In addition, perfect attendance awards increased 8% year-over-year. To foster the quality of life of its employees inside and outside the workplace, during 2016 Ternium expanded its flexible working programs, including, among other initiatives, the opening of a new office for remote connection and the lengthening of its flexible timetable program, encompassing every Monday and Friday, that now runs all year round instead of in summertime only. Moreover, the company launched a new program focused on addictions control and carried on with its traditional programs, including those for fostering of sports activity, clinical examination and disease prevention campaigns, scholarship and leisure programs for the employees’ children, and loan programs for home improvement and special situations.

In addition, during 2016 Ternium made progress in the implementation of new programs aimed at the improvement of labor climate in different areas. These programs address several opportunities identified from the analysis of a labor climate survey carried out in 2015. Ternium also conducted its first labor climate survey for blue collar workers at its Mexican units.

Community Development Activities

Ternium’s community development programs in 2016 kept their focus of previous years, i.e., to help strengthen our neighboring communities and sustain deepening ties with them. We continue working together with local institutions to determine priorities and develop projects in the areas of education and social integration, health and sports, and culture dissemination.

During 2016, Ternium continued supporting local technical schools in Mexico, including activities such as development of teachers’ skills and school management, expansion and improvement of school infrastructure, and cash contributions for the purchase of new equipment or the enhancement of existing equipment. Likewise, in the Ramallo and Ensenada industrial areas of Argentina, we continued supporting a program aimed at strengthening local technical schools, an endeavor initiated in 2006 involving the Argentine government, Ternium, and several technical schools near Ternium’s facilities. Under this program, which contributed to a significant improvement of the graduates’ training, Ternium continued providing technical internships at its workshops and training at its operating areas in the industrial centers, and carried on with its technical training programs in schools. In addition, we improved the infrastructure of two technical schools, under a joint program with the Hermanos Agustín y Enrique Rocca foundation, including the expansion of workshops, a new workshop, provision of related technological equipment, a new cafeteria and refurbishment of administrative offices.

17

Ternium continued to fund programs aimed at improving basic education. In Mexico, we supported basic schools located in San Nicolás de los Garza and Pesquería, and workshop academies in Pihuamo, Aquila and Alzada. Likewise, in Argentina, we continued supporting a program launched in 2013 in an elementary school located in Ramallo. Through its volunteer program, in 2016 Ternium’s employees and their families, students’ relatives, school teachers and managers, as well as neighbors, worked on the maintenance, restoration and enhancement of the infrastructure of certain community educational centers located in Aquila and Monterrey, Mexico, in San Nicolás, Argentina, and in Barranquilla and Manizales, Colombia. Since the program was launched in 2014, a total of 14 educational centers located in different cities were revamped under this initiative. The program was jointly supported and financed by Ternium and the Hermanos Agustín y Enrique Rocca foundation, as well as by other companies operating in the steel industry value chain.

Also together with the Hermanos Agustín y Enrique Rocca foundation, Ternium maintain its policy of financing scholarships for high performance students from local communities in several countries. During 2016, this program was also implemented in Barranquilla, Cali, Manizales and Medellín, Colombia.

During 2016, Ternium organized health fairs in several cities aimed at increasing the community’s awareness and gaining a basic understanding of how to prevent and take care of various health issues. In addition, Ternium continued supporting a basic health care unit in Aquila, Mexico, and helped finance the infrastructure refurbishing of a hospital in San Nicolás, Argentina. Among other traditional activities, the company organized, together with local institutions, annual local marathons, cinema festivals and sport championship leagues involving schools in its facilities’ neighboring communities.

Escuela Técnica Roberto Rocca – ETRR (Roberto Rocca Technical School)

During 2016, Ternium inaugurated the Escuela Técnica Roberto Rocca - ETRR (Roberto Rocca Technical School) in Pesquería, with 128 students at the start of the 2016-2017 school year. The school, which is a part of Ternium industrial center at Pesquería, is the first of its kind in Mexico, offering specializations in electro-mechanics and other disciplines, and scholarships for all students. Once fully completed, the school will have capacity for 360 students, with 12 classrooms, 17 workshops, two labs, a library, a gym, an auditorium, a cafeteria and other facilities. Ternium gifted $11.1 million to the school during the fourth quarter of 2016, and expects to spend in this endeavor a total of approximately $28.0 million.

Pesquería, formerly a rural area located in Nuevo León, Mexico, has become a fast growing industrial center. Back in 2013, Ternium founded its industrial center at Pesquería, a $1.1 billion greenfield investment to manufacture high-end steel for the auto industry. In addition, Techgen, a joint venture owned by Ternium and its affiliates Tenaris and Tecpetrol, inaugurated a new power plant. Other smaller industries also sought to settle in the area, sparking the construction and retail sectors. As a result of such an industrial boom, many families from nearby districts moved to Pesquería in search of opportunities and other families came from elsewhere in the country. The requirements for infrastructure development multiplied, including a need for higher quality roads and new schools and hospitals, among other facilities.

Unlike its peers, the ETRR includes all-day activities with a more comprehensive and technically-focused curriculum that we believe increases employability. In addition, students are given access to internships at industrial facilities in the region. In a low-income community were only 20% of the children complete high school education, the ETRR’s two-year educational plan enables more children to access this key education stage towards university studies. The ETRR is an example of Ternium’s community development initiatives, which aim at fostering technical skills and knowledge in the communities in which Ternium operates.

18

Environment, Health and Safety

Environmental protection and the individual’s health and safety is a paramount value for Ternium, and its personnel has a mandate to observe this value and to promote and share related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, and by the ISO 14000 environmental management international standard directives.

Ternium participates in the World Steel Association forums. These forums, which are focused on sustainable development, environment, safety and occupational health, develop consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set industrial process improvement plans. These forums include the Climate Change Policy, Life Cycle Assessment, Carbon Dioxide Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups. In addition, during 2016, Ternium hosted the annual air quality workshop and participated in the fellowship program in the sustainability reporting expert group of the World Steel Association.

Ternium’s operations in Mexico revalidated in 2016 their clean industry certificates under the Mexican Government’s National Environmental Voluntary Program, including its steel and in-use mining facilities. In addition, we made progress on our environmental and safety investment plans at our Guerrero and San Nicolás units and we are in our way to complete our ISO 14001 certification program. Furthermore, during the year, we continued developing our energy efficiency program, we completed the diagnosis and identification of process hazards at critical processes and made progress on our OHSAS 18001 certification project.

Environmental and safety investments

During 2016, Ternium completed the installation of a secondary de-dusting system in the steel shop at our Guerrero unit in Mexico, which enhanced emission control, and commissioned a new briquetting facility, which enabled the recycling of metallic fines generated in several processes. In addition, during the year, Ternium commissioned a new hydrochloric acid regeneration plant, which stores and processes acid used by the pickling lines of the cold-rolling mills, resulting in reduced by-product rates and improved product quality and process control.

Ternium also made progress on other improvement projects and complementary investments in the Guerrero unit, including projects related to processing and handling of steel slag in the steel shop, replacement of pickling tanks, improvement in the treatment of sludge and upgrading of raw material storage yards, and improvement for vehicular traffic. The resulting improvements in industrial safety and environmental sustainability, together with those resulting from the upgrade of feeding systems of the iron ore direct reduction units completed during 2015, are helping the Guerrero unit achieve the most stringent environmental norms and standards in the world.

Siderar’s San Nicolás unit in Argentina completed the installation of a new by-products plant in the coal coking facilities that resulted in cleaner coke oven gases. In addition, Siderar made progress on several improvement projects in the San Nicolás unit related to the reduction of water consumption in the blast furnace, additional emission control systems in the steel shop and the capture and treatment of runoff water in the coal and coking coal yards. Ternium also commissioned a new scrap shredder at our Manizales unit in Colombia that resulted in cleaner emissions due to increased availability of properly dimensioned steel scrap for the steel shop.

Ternium continues to monitor its facilities through ongoing programs aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater.

19

ISO 14001 certification project

Under our ISO 14001 certification project, we made significant progress during 2016. We are in our way to complete the project as certificates were already granted to Ternium’s Guerrero, Pesquería, Puebla, San Luis, Tenigal and Universidad units in Mexico, all of its production units in Argentina, its Manizales and Barranquilla units in Colombia, and its Villa Nueva unit in Guatemala. The standard was created by ISO, the International Organization for Standardization, an international network of national standardization institutes that work together with governments, the industry and consumer representatives, with the purpose of supporting the implementation of an environment management plan in any public and private organization.

Greenhouse Gas Emissions and Energy Efficiency

The accompanying chart shows Ternium’s estimated emission of carbon dioxide per ton of liquid steel produced, as reported to worldsteel. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change, the steel industry accounts for approximately 6-7% of total world GHG emissions.

Under Ternium’s energy efficiency program, launched during 2014, one hundred fifteen energy-saving projects were completed. In addition, fifty-nine additional energy-saving projects are being developed or undergoing the approval process. Ternium's energy efficiency program is a long-term cost reduction initiative, resulting in lower GHG emissions, encompassing all of Ternium’s facilities.

Safety management improvements for critical production processes

During 2016, Ternium completed the first stage of this project, consisting of the diagnosis and identification of process hazards at critical processes in our mining, steelmaking and steel processing facilities in Mexico, Argentina and Colombia. Following the completion of this first stage, which let us consolidate a safe administration of critical processes, Ternium started during the year the second stage of the project, centered in sustainability. The implementation of the program, which counts with the assistance of DuPont, a renowned authority in industrial safety that was retained by Ternium during 2013, has also contributed to the development of new safety management tools for critical processes.

OHSAS 18001 certification project

Ternium continued developing its OHSAS 18001 certification program, a project that helped us find new opportunities to improve our safety management systems and ensure their compliance with our health and safety policy. By year-end 2016, we achieved under this program the full certification of Siderar’s facilities in Argentina and the certification of most of our industrial facilities in Mexico. In addition, during 2016, we started the certification process in our industrial facilities in Guatemala, in our Manizales unit in Colombia and, more recently, we started the certification process at our mining facilities and the two remaining industrial facilities in Mexico. The Occupational Health and Safety Assessment Series (OHSAS) standard is the result of a concerted effort from a number of the world’s leading national standards bodies, certification bodies and specialist consultancies to help develop safety management systems with the highest level of excellence.

20

Ternium’s safety indicators in 2016

In the last five years, consolidated average injury rates showed significant improvements, as shown in the charts. Our average injuries frequency rate14 and lost-time injuries frequency rate15 were 3.0 and 1.0, respectively, in 2016. These measurements include both our personnel and the personnel of third-party contractors, and cover all of Ternium’s facilities. Our safety initiatives during the year included the implementation of a new safety program targeting personnel of third-party contractors, and the intensification of safety training programs for our employees.

[14]	Injuries frequency rate refers to total quantity of injuries per million of hours worked.
[15]	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

21

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in Luxembourg’s Registre du Commerce et des Sociétés.

Shares; Shareholders’ Meetings

The Company’s authorized share capital is set by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. The general extraordinary meeting of shareholders held on May 6, 2015, renewed the validity of the Company’s authorized share capital until 2020. As of December 31, 2016, there were 2,004,743,442 shares issued and outstanding, of which 41,666,666 are held in the Company’s treasury.

The Company’s articles of association authorize the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on May 6, 2015 renewed this authorization through 2020.

Under Luxembourg law, the Company’s existing shareholders have a pre-emptive right to subscribe for any new shares issued for cash. The Company’s shareholders have authorized the board of directors to waive, suppress or limit such pre-emptive subscription rights and related procedures to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, our articles of association provide that, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

▪	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

▪	any issuance of shares against a contribution other than in cash;

▪	any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

▪	any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

22

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

On May 4, 2016, the annual general meeting of shareholders of Ternium authorized the board of directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company. Following the adjournment of such annual general meeting, the board of directors resolved to delegate such management and representation authority to Mr. Novegil and to reappoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

American Depositary Shares (ADSs)

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on May 6, 2015 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded on the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of shares other than in the form of ADSs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 of its own shares. Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

23

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2016, the Company’s board of directors met eight times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of eight directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

▪	assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

▪	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

▪	reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

▪	performs such other duties imposed by applicable laws and regulations of the regulated market or markets in which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

24

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.àr.l.), Cabinet de révision agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2016, at the ordinary general shareholders’ meeting held on May 4, 2016.

25

Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Vincent Decalf (*)

Adrián Lajous (*)

Daniel Novegil

Gianfelice Rocca

Secretary

Arturo Sporleder

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Héctor Obeso Zunzunegui

Planning and Global Business Development Director

Oscar Montero

Engineering and Environment Director

Ricardo Miguel Alí

Human Resources Director

Rodrigo Piña

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

26

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
U.S. toll free: 866 890 0443

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3153
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	BNY Mellon
CUSIP Number: 880890108	Proxy services: BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170

Toll free number for U.S. calls: +1 888 269 2377
International calls: +1 201 680 6825

Internet
www.ternium.com

27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (including the notes thereto), which are included elsewhere in this annual report.

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with IFRS and IFRIC interpretations as issued by IASB and adopted by the EU, and presented in U.S. dollars ($) and metric tons.

Overview

Operating income in 2016 was $1.1 billion, 79% higher than operating income in 2015. Steel shipments reached 9.8 million tons in 2016, slightly higher year-over-year mainly as a result of a 472,000 ton increase in Mexico, partially offset by a 331,000 ton decrease in the Southern Region. Operating margin increased, mainly reflecting $133 lower operating cost per ton partially offset by $77 lower revenue per ton. The decrease in operating cost per ton was mainly due to lower purchased slabs, raw material, energy and labor costs. Steel revenue per ton decreased as a result of lower steel prices in Ternium’s main steel markets, partially offset by a higher value added product mix.

Net income in 2016 was $706.9 million, compared to net income of $59.8 million in 2015. The $647.1 million increase in the year-over-year comparison was mainly due to higher operating income, better results from non-consolidated companies and lower net financial expenses, partially offset by consequently higher income tax expenses.

Net Sales

Net sales in 2016 were $7.2 billion, 8% lower than net sales in 2015. The following table outlines Ternium’s consolidated net sales for 2016 and 2015. For a discussion on the drivers of the increase or decrease of sales in each region, see “Business Review.”

$ million	2016	2015	Dif.
Mexico	4,477.6	4,354.8	3%
Southern Region	1,865.9	2,567.2	-27%
Other Markets	864.4	905.4	-5%
Total steel products net sales	7,208.0	7,827.4	-8%
Other products[16]	13.8	47.7	-71%
Total steel segment net sales	7,221.8	7,875.2	-8%

Total mining segment net sales	204.9	203.1	1%
Intersegment eliminations	(202.7)	(200.8)
Total net sales	7,224.0	7,877.4	-8%

[16]	The item “Other products” primarily includes pig iron.

28

Cost of sales

Cost of sales was $5.4 billion in 2016, a decrease of $1.1 billion compared to 2015. This was principally due to a $969.6 million, or 20%, decrease in raw material and consumables used, mainly reflecting lower iron ore, coking coal, scrap, energy and purchased slabs costs; and to a $123.3 million decrease in other costs, mainly including a $50.2 million decrease in maintenance expenses, a $39.5 million decrease in labor cost, a $28.9 million decrease in depreciation of property, plant and equipment and amortization of intangible assets, and a $9.2 million decrease in services and fees, partially offset by a 2% increase in steel shipments volume.

Selling, general and administrative expenses (SG&A)

SG&A expenses in 2016 were $687.9 million, or 9.5% of net sales, a decrease of $82.3 million compared to SG&A expenses in 2015, mainly due to lower taxes and contributions (other than income tax), labor costs, freight and transportation expenses, and services and fees expenses.

Other net operating income

Other net operating expense in 2016 was a $9.9 million loss, compared to a $9.5 million gain in 2015. Other net operating expense in 2016 included an $11.1 million gift related to the Roberto Rocca technical school in Pesquería.

Operating income

Operating income in 2016 was $1.1 billion, or 15.8% of net sales, compared to operating income of $639.3 million, or 8.1% of net sales, in 2015. The following table outlines Ternium’s operating income by segment for 2016 and 2015.

	Steel segment		Mining segment		Intersegment Eliminations		Total
$ million	2016	2015	2016	2015	2016	2015	2016	2015
Net Sales	7,221.8	7,875.2	204.9	203.1	(202.7)	(200.8)	7,224.0	7,877.4
Cost of sales	(5,391.0)	(6,456.6)	(192.0)	(214.7)	198.7	194.0	(5,384.4)	(6,477.3)
SG&A expenses	(677.0)	(757.1)	(10.9)	(13.2)	-	-	(687.9)	(770.3)
Other operating (expenses) income, net	(9.5)	9.2	(0.4)	0.3	-	-	(9.9)	9.5
Operating income (loss)	1,144.2	670.7	1.5	(24.5)	(4.0)	(6.9)	1,141.7	639.3

EBITDA	1,505.8	1,055.0	46.7	24.9	(4.0)	(6.9)	1,548.6	1,073.1

Steel reporting segment

The steel segment’s operating income was $1.1 billion in 2016, an increase of $473.5 million compared to operating income in 2015, reflecting lower operating cost, partially offset by lower net sales.

Net sales of steel products in 2016 decreased 8% compared to net sales in 2015, reflecting a $77 decrease in steel revenue per ton, partially offset by a 164,000 tons increase in shipments. Revenue per ton decreased 9% reflecting lower steel prices in Ternium’s main steel markets, partially offset by a better product mix. Shipments increased 2% year-over-year in 2016 mainly due to higher shipments in Mexico and Other Markets, partially offset by lower shipments in the Southern Region.

29

	Net Sales ($ million)			Shipments (thousand tons)			Revenue / ton ($/ton)
	2016	2015	Dif.	2016	2015	Dif.	2016	2015	Dif.
Mexico	4,477.6	4,354.8	3%	6,405.2	5,933.4	8%	699	734	-5%
Southern Region	1,865.9	2,567.2	-27%	2,220.8	2,552.2	-13%	840	1,006	-16%
Other Markets	864.4	905.4	-5%	1,138.1	1,114.6	2%	760	812	-6%

Total steel products	7,208.0	7,827.4	-8%	9,764.0	9,600.3	2%	738	815	-9%
Other products[16]	13.8	47.7	-71%

Steel segment	7,221.8	7,875.2	-8%

Operating cost decreased 16% due to a 17% decrease in operating cost per ton partially offset by the above-mentioned 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material, purchased slabs, energy and labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of $1.5 million in 2016, compared to a loss of $24.5 million in 2015, mainly reflecting lower operating cost, with iron ore sales remaining relatively stable. Net sales of mining products in 2016 were 1% higher than those in 2015, with 11% higher revenue per ton offset by 9% lower shipments.

	Mining segment
	2016	2015	Dif.
Net Sales ($ million)	204.9	203.1	1%
Shipments (thousand tons)	3,309.6	3,635.6	-9%
Revenue per ton ($/ton)	62	56	11%

Operating cost decreased 11% year-over-year, mainly due to the above mentioned 9% decrease in shipment volumes and 2% decrease in operating cost per ton.

EBITDA2

EBITDA in 2016 was $1.5 billion, or 21.4% of net sales, compared with $1.1 billion, or 13.6% of net sales, in 2015.

Net financial results

Net financial expenses were $37.9 million in 2016, compared to $99.4 million in 2015. During 2016, Ternium’s net interest results totaled a loss of $75.8 million, compared with a loss of $81.5 million in 2015.

Net foreign exchange results was a gain of $20.3 million in 2016 compared to a loss of $5.2 million in 2015. Change in fair value of financial instruments included in net financial results was a $19.3 million gain in 2016 compared to a $10.2 million loss in 2015.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies was a gain of $14.6 million in 2016, compared to a loss of $272.8 million in 2015. The equity in results of non-consolidated companies in 2015 included a $191.9 million loss related to an impairment of Ternium’s investment in Usiminas. For further information on our investment in Usiminas, see note 3 to our consolidated financial statements included elsewhere in this annual report.

30

Income tax expense

Income tax expense in 2016 was $411.5 million, or 37% of income before income tax, compared to an income tax expense of $207.3 million, or 78% of income before income tax, in 2015. Effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% devaluation of the Mexican peso against the U.S. dollar during the period, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency). Effective tax rate in 2015 was mainly affected by the impact of non-taxable losses stemming from the investment in Usiminas, among other non-cash effects on deferred taxes.

Net gain attributable to non-controlling interest

Net gain attributable to non-controlling interest in 2016 was $111.3 million, compared to a net gain of $51.7 million in 2015.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities. During 2016 we decreased our financial indebtedness, from $1.5 billion at the end of 2015 to $1.2 billion at the end of 2016.

Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering this fact and the funds provided by operating activities, management believes that it has sufficient resources to satisfy our current working capital needs, service our debt and pay approved dividends. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ thousands	For the year ended December 31,
	2016	2015
Net cash provided by operating activities	1,099,595	1,323,491
Net cash used in investing activities	(554,670)	(572,061)
Net cash used in financing activities	(508,699)	(809,634)
Increase (decrease) in cash and cash equivalents	36,226	(58,204)
Effect of exchange rate changes	(4,254)	(3,608)
Cash and cash equivalents at the beginning of the year	151,491	213,303
Cash and cash equivalents at the end of the year	183,463	151,491

During 2016, Ternium’s primary source of funding was cash provided by operating activities. Cash and cash equivalents as of December 31, 2016 were $183.5 million, a $32.0 million increase from $151.5 million at the end of the previous year. The increase is mainly attributable to net cash provided by operating activities of $1.1 billion, partially offset by net cash used in investing activities of $554.7 million and net cash used in financing activities of $508.7 million. In addition to cash and cash equivalents, as of December 31, 2016 we held other investments with maturities of more than three months for a total amount of $150.9 million, decreasing $86.3 million compared with December 31, 2015.

Operating activities

Net cash provided by operating activities was $1.1 billion in 2016, lower than the $1.3 billion recorded in 2015, including an increase in working capital of $162.4 million in 2016 and a decrease in working capital of $509.1 million in 2015.

31

The increase in working capital during 2016 was the result of an aggregate $149.7 million increase in trade and other receivables and a $114.7 million increase in inventories, partially offset by an aggregate $102.0 million increase in accounts payable and other liabilities.

Inventories increased as shown in the table below:

	Change in inventory Dec’16 / Dec’15 ($ million)
	Price	Volume	Total
Finished goods	16.6	10.5	27.1
Goods in process	50.8	(40.7)	10.1
Raw materials, supplies and allowances	157.6	(80.1)	77.5
Total	225.0	(110.3)	114.7

Investing activities

Net cash used in investing activities in 2016 was $554.7 million, primarily attributable to the following:

•	capital expenditures of $435.5 million;

•	contribution to Usiminas, in connection with its capital increase process, totaling $114.4 million; and

•	loans granted to Techgen totaling $92.5 million; partially offset by

•	$86.3 million decrease in other investments.

Financing activities

Net cash used in financing activities was $508.7 million in 2016, primarily attributable to the following:

•	net repayments of borrowings of $281.2 million in 2016; and

•	total dividend payments of $227.5 million ($176.7 million to the Company’s shareholders and $50.8 million to non-controlling interest).

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For information on our financial risk management please see note 28 “Financial risk management” to our consolidated financial statements included in this annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2016, these facilities were mainly denominated in U.S. dollars (76.5% of total financial liabilities) and Argentine pesos (19.2% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) decreased by $302.4 million in the year, from $1.5 billion as of December 31, 2015, to $1.2 billion as of December 31, 2016. As of December 2016, current borrowings were 67.4% of total borrowings, none of which corresponded to borrowings with related parties. Net financial debt (total financial debt less cash and cash equivalents plus other investments) decreased by $248.0 million in 2016, from $1.1 billion as of December 31, 2015, to $0.9 billion as of December 31, 2016. Net financial debt as of December 31, 2016, equaled 0.6 times 2016 EBITDA.

32

Ternium’s weighted average interest rate for 2016 was 6.92%, an increase compared to the 3.37% average interest rate in 2015. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2016. The year-over-year increase in average interest rates was due mainly to higher participation of Argentine Peso denominated debt in the currency mix, as nominal interest rates in Argentina reflect high local inflation rates.

Most significant borrowings and financial commitments

Our most significant borrowings as of December 31, 2016 were those incurred under Ternium México’s 2013 syndicated loan facility and under Tenigal’s syndicated loan facility, in order to finance the construction of a hot-dipped galvanizing mill in Pesquería.

$ million

Date	Borrower	Type	Original principal	Outstanding principal amount as of	Maturity
			Amount	December 31, 2016
November 2013	Ternium México	Syndicated loan	800	360	November 2018
2012/2013	Tenigal	Syndicated loan	200	150	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2016, we were in compliance with all covenants under our loan agreements.

Our most significant financial commitments as of December 31, 2016, were

•	A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of its facilities. As of December 31, 2016, Ternium’s guarantee amounted to approximately $384 million, based on a total loan amount of $800 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, Techgen was in compliance with all of its covenants.

•	A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC starting on August 1, 2016 and ending during the second half of the year 2036. As of December 31, 2016, the outstanding value of this commitment was approximately $279 million. Our exposure under the guarantee in connection with these agreements amounts to $133.9 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2016.

For further information on our derivative financial instruments, borrowings and financial commitments please see notes 22, 23, 24 and 28 to our consolidated financial statements included in this annual report.

33

Recent Developments

Acquisition of CSA Siderúrgica do Atlântico

On February 21, 2017, Ternium S.A. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium an agreement to supply 2.0 million tons per year of slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S. (“Calvert”). The price of the transaction was set using €1.5 billion as enterprise value and September 30, 2016 as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017. Ternium intends to finance this acquisition entirely with debt.

In calendar year 2016 the assets to be acquired had consolidated annual sales of €1.6 billion, shipments of 4.3 million tons and EBITDA of €256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

New galvanizing and pre-painting lines in Mexico

On March 1, 2017, Ternium announced its plans to build a hot-dip galvanizing line and a pre-painting line in its facility in Pesquería. The new lines will target Mexico’s household appliances, lighting and metal-mechanic industries in Mexico, deepening the company’s import substitution strategy. Ternium’s new hot-dip galvanizing and pre-painting lines will have annual production capacity of 300,000 and 120,000 metric tons, respectively, and is expected to require a total investment of approximately USD260 million.

Annual dividend proposal

On February 21, 2017, the Company’s board of directors proposed that an annual dividend of $0.10 per share ($1.00 per ADS), or approximately $196.3 million in the aggregate, be approved at the Company’s annual general shareholders’ meeting, which is scheduled to be held on May 3, 2017. If the annual dividend is approved, it will be paid on May 12, 2017.

34

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2016 and 2015 and

for the years ended on December 31, 2016, 2015 and 2014

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Audit report

To the Shareholders of

Ternium S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Ternium S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated income statement, consolidated statement of comprehensive income, consolidated changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. and its subsidiaries as of 31 December 2016, and of its consolidated financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Report on other legal and regulatory requirements

The management report, is consistent with the consolidated financial statements and has been prepared in accordance with the applicable legal requirements.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 20 March 2017

Represented by

Marc Minet

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2016	2015	2014

Net sales	5	7,223,975	7,877,449	8,726,057
Cost of sales	6	(5,384,390)	(6,477,272)	(6,925,169)

Gross profit		1,839,585	1,400,177	1,800,888

Selling, general and administrative expenses	7	(687,942)	(770,292)	(816,478)
Other operating income (expenses), net	9	(9,925)	9,454	71,751

Operating income		1,141,718	639,339	1,056,161

Finance expense	10	(89,971)	(89,489)	(117,866)
Finance income	10	14,129	7,981	7,685
Other financial income (expenses), net	10	37,957	(17,922)	40,731
Equity in earnings (losses) of non-consolidated companies	3 & 14	14,624	(272,810)	(751,787)

Profit before income tax expense		1,118,457	267,099	234,924

Income tax expense	11	(411,528)	(207,320)	(339,105)

Profit (Loss) for the year		706,929	59,779	(104,181)

Attributable to:
Owners of the parent		595,644	8,127	(198,751)
Non-controlling interest		111,285	51,652	94,570

Profit (Loss) for the year		706,929	59,779	(104,181)

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.30	0.00	(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2016	2015	2014

Profit (Loss) for the year	706,929	59,779	(104,181)

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(141,665)	(409,767)	(270,773)
Currency translation adjustment from participation in non-consolidated companies	53,858	(230,774)	(119,808)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	641	1,277	(3,016)
Income tax relating to cash flow hedges and available-for-sale financial instruments	(192)	(371)	638
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	-	154
Other comprehensive income items	(1,542)	-	-
Other comprehensive income items from participation in non-consolidated companies	1,523	973	(28)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(14,735)	5,277	(27,561)
Income tax relating to remeasurement of post employment benefit obligations	2,571	(1,946)	7,711
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(16,286)	(5,113)	(5,614)

Other comprehensive loss for the year, net of tax	(115,827)	(640,444)	(418,297)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

Attributable to:
Equity holders of the Company	534,827	(457,750)	(495,603)
Non-controlling interest	56,275	(122,915)	(26,875)

Total comprehensive income (loss) for the year	591,102	(580,665)	(522,478)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2016		December 31, 2015
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,135,977		4,207,566
Intangible assets, net	13	842,557		888,206
Investments in non-consolidated companies	14	418,379		250,412
Other investments	18	5,998		-
Deferred tax assets	20	85,795		98,058
Receivables, net	15	132,580		36,147
Trade receivables, net	16	1,270	5,622,556	-	5,480,389

Current assets
Receivables	15	79,820		89,484
Derivative financial instruments	22	316		1,787
Inventories, net	17	1,647,869		1,579,120
Trade receivables, net	16	633,745		511,464
Other investments	18	144,853		237,191
Cash and cash equivalents	18	183,463	2,690,066	151,491	2,570,537
Non-current assets classified as held for sale			10,248		11,667
			2,700,314		2,582,204
Total Assets			8,322,870		8,062,593

EQUITY
Capital and reserves attributable to the owners of the parent			4,391,298		4,033,148
Non-controlling interest			775,295		769,849
Total Equity			5,166,593		4,802,997

LIABILITIES

Non-current liabilities
Provisions	19	6,950		8,142
Deferred tax liabilities	20	609,004		609,514
Other liabilities	21	302,784		320,673
Trade payables		9,305		13,413
Borrowings	23	396,742	1,324,785	607,237	1,558,979

Current liabilities
Current income tax liabilities		178,112		41,064
Other liabilities	21	228,081		156,654
Trade payables		603,119		568,478
Derivative financial instruments	22	287		20,635
Borrowings	23	821,893	1,831,492	913,786	1,700,617

Total Liabilities			3,156,277		3,259,596

Total Equity and Liabilities			8,322,870		8,062,593

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the period							595,644	595,644	111,285	706,929
Other comprehensive income (loss) for the year
Currency translation adjustment						(36,594)		(36,594)	(51,213)	(87,807)
Remeasurement of post employment benefit obligations				(26,185)				(26,185)	(2,265)	(28,450)
Cash flow hedges and others, net of tax				229				229	220	449
Others				1,733				1,733	(1,752)	(19)

Total comprehensive income (loss) for the year	-	-	-	(24,223)	-	(36,594)	595,644	534,827	56,275	591,102

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(50,829)	(50,829)

Balance at December 31, 2016	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 4, 2016, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							8,127	8,127	51,652	59,779
Other comprehensive income (loss) for the year
Currency translation adjustment						(464,278)		(464,278)	(176,263)	(640,541)
Remeasurement of post employment benefit obligations				(3,218)				(3,218)	1,436	(1,782)
Cash flow hedges, net of tax				714				714	192	906
Others				905				905	68	973

Total comprehensive loss for the year	-	-	-	(1,599)	-	(464,278)	8,127	(457,750)	(122,915)	(580,665)

Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest (6)								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	30,870	30,870
Sale of participation in subsidiary companies (8)								-	1,509	1,509
Acquisition of non-controlling interest (9)								(29,626)	(44,374)	(74,000)

Balance at December 31, 2015	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.090 per share (USD 0.90 per ADS). Related to the dividends distributed on May 6, 2015, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.7 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

(7) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V..

(8) Corresponds to the sale of the participation in Ferrasa Panamá S.A. See note 2.b.

(9) Corresponds to the acquisition on the non-controlling interest in Ferrasa S.A.S. See note 2.b.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(22,981)				(22,981)	(2,483)	(25,464)
Cash flow hedges and others, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(49)				(49)	21	(28)

Total comprehensive loss for the year	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)	-	-	-	-	-	-	(147,231)	(147,231)	-	(147,231)
Dividends paid in cash to non-controlling interest (6)	-	-	-	-	-	-	-	-	(33,632)	(33,632)

Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2014, the Company held 41,666,666 shares as treasury shares.

(3) Include mainly legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

(6) Corresponds to the dividends paid by Siderar S.A.I.C.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2016	2015	2014

Cash flows from operating activities
Profit (Loss) for the year		706,929	59,779	(104,181)
Adjustments for:
Depreciation and amortization	12 & 13	406,890	433,788	414,797
Income tax accruals less payments	26(b)	182,332	(23,932)	(39,529)
Equity in (earnings) losses of non-consolidated companies	3 & 14	(14,624)	272,810	751,787
Interest accruals less payments	26(b)	12,699	5,496	5,162
Results on the sale of participation in subsidiary companies	2(b)	-	1,739	-
Changes in provisions	19	1,678	3,180	92
Changes in working capital (1)	26(b)	(162,373)	509,144	(550,980)
Net foreign exchange results and others		(33,936)	61,487	28,696

Net cash provided by operating activities		1,099,595	1,323,491	505,844

Cash flows from investing activities
Capital expenditures	12 & 13	(435,460)	(466,643)	(443,463)
Investment in non-consolidated companies	3 & 14	(114,449)	(9,600)	(252,042)
Loans to non-consolidated companies	14	(92,496)	(10,416)	-
Decrease (Increase) in other investments	18	86,340	(85,946)	18,258
Proceeds from the sale of property, plant and equipment		1,212	1,217	1,473
Dividends received from non-consolidated companies		183	-	-
Sale of participation in subsidiary company, net of cash disposed	2(b)	-	(673)	-

Net cash used in investing activities		(554,670)	(572,061)	(675,774)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(176,677)	(147,231)
Dividends paid in cash to non-controlling interests		(50,829)	(32,743)	(33,632)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	30,870	-
Acquisition of non-controlling interest	2(b)	-	(74,000)	-
Proceeds from borrowings		910,577	822,663	1,038,820
Repayments of borrowings		(1,191,770)	(1,379,747)	(773,396)

Net cash (used in) provided by financing activities		(508,699)	(809,634)	84,561

Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Movement in cash and cash equivalents
At January 1,		151,491	213,303	307,218
Effect of exchange rate changes		(4,254)	(3,608)	(8,546)
Increase (Decrease) in cash and cash equivalents		36,226	(58,204)	(85,369)

Cash and cash equivalents at December 31, (2)		183,463	151,491	213,303

(1) The working capital is impacted by non-cash movement of USD (73.8) million as of December 31, 2016 (USD (210.6) million and USD (149.9) million as of December 31, 2015 and 2014, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 83, USD 88 and USD 93 as of December 31, 2016, 2015 and 2014, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 150,851, USD 237,191 and USD 149,995 as of December 31, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Notes to the Consolidated Financial Statements

1.	GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

1.	GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special tax reserve amounted to USD 6.9 billion and USD 7.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.	BASIS OF PRESENTATION

a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2017), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2016, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 21, 2017.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (2)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.A. (3)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (4)	Mexico	Holding	88.78%	88.72%	88.72%
Hylsa S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	88.78%	88.72%	88.72%
Las Encinas S.A. de C.V. (5)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.78%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (5)	Mexico	Scrap services company	88.78%	88.72%	88.72%
Galvacer America Inc (5)	USA	Distributing company	88.78%	88.72%	88.72%
Galvamet America Corp (5)	USA	Manufacturing and selling of insulated panel products	88.78%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (5)	USA	Scrap services company	88.78%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (5)	Mexico	Services	88.78%	88.72%	88.72%
Acedor, S.A. de C.V. (5)	Mexico	Holding	88.78%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (6)	Mexico	Energy services company	88.78%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (7)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.39%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.39%	44.36%	44.36%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.14%	66.09%	66.09%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium del Cauca S.A.S. (formerly Perfilamos del Cauca S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Ternium Siderúrgica de Caldas S.A.S. (formerly Siderúrgica de Caldas S.A.S.) (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	54.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (12)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

	Country of		Percentage of ownership at December 31,
Company	Organization	Main activity	2016	2015	2014

Ternium Procurement S.A. (12)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (12)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (12)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International USA Corporation (13)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (13)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (14)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (15)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A. (16)	Argentina	Engineering and other services	-	-	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (17)	Argentina	Other services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Aceros Transformados de Panamá, S.A. (18)	Panama	Manufacturing and selling of steel products	-	-	54.00%
Procesadora de Materiales Industriales S.A. (19)	Colombia	Scrap services company	-	100.00%	54.00%
Ferropak Servicios S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (20)	Mexico	Services	-	88.72%	88.72%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	-	100.00%	100.00%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(3) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(4) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 100.00%.

(5) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(6) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(7) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(8) Total voting rights held: 50.00%. See note 5.

(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(10) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 100.00%. See note 2 (b).

(11) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(12) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(13) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(14) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(15) Since second quarter 2016, indirectly through Ternium Investments Switzerland AG. Total voting rights held 100.00%. Before that, indirectly through Ternium Internacional Inc.

(16) Merged with Soluciones Integrales de Gestión S.A. during the third quarter of 2015.

(17) Since third quarter 2016, indirectly through Ternium Investments S.à.r.l. and Technology & Engineering Services S.A. Total voting rights held: 100.00%. Since third quarter 2015, indirectly through Ternium Investments S.à.r.l.,Ternium Internacional España S.L.U. and Technology & Engineering Services S.A. Before that, indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A.

(18) These companies were sold during the first quarter of 2015.

(19) This company was dissolved as of December 6, 2016.

(20) Merged with Hylsa S.A. de C.V. during the fourth quarter of 2016.

(21) This company was dissolved as of September 27, 2016.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. Siderar stated in its annual accounts as of and for the year ended December 31, 2016, that revenues amounted to USD 1,892 million (2015: USD 2,543 million), net profit from continuing operations to USD 251 million (2015: USD 190 million), total assets to USD 2,415 million (2015: USD 2,346 million), total liabilities to USD 607 million (2015: USD 532 million) and shareholders’ equity to USD 1,807 million (2015: USD 1,814 million). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2.	BASIS OF PRESENTATION (continued)

b) Acquisition of non-controlling interest in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015 and it was accounted for as an acquisition of non-controlling interest resulting in a decrease of equity attributable to the owners of the parent company amounting to USD 29.6 million. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million, with no significant impact in these financial statements.

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

Following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. Consequently, Ternium, in a conservative approach, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by USD 191.9 million.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

3.	ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. – USIMINAS (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group.

As of December 31, 2016, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8,26 (approximately USD 2,53) per ordinary share and BRL 4,10 (approximately USD 1,26) per preferred share, respectively. Accordingly, as of December 31, 2016, Ternium’s ownership stake had a market value of approximately USD 625.5 million and a carrying value of USD 411.1 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Management believes that the capital increase amounting to BRL 1,000 million and the completion of the debt restructuring process are likely to contribute to improve Usiminas’ financial situation. Management has noted an increase in the share price of the investment since June 2016. All these factors may lead to an improvement in the value of the investment in future periods.

4.	ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2015.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)	Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOU NTING POLICIES (continued)

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)	Foreign currency translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(c)	Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•   Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•   Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2016 and 2015, there are USD 14.7 million and no amounts classified under this category, respectively;

•   Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2016 and 2015, there are no AFS amounts classified under this category, respectively;

•   Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 4 (x).

(d)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2016, 2015 and 2014.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

(e)	Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2)	Mining assets

Mining assets include:

(a)	Mining licenses acquired;
(b)	Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c)	Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2016, 2015 and 2014, is approximately 7%, 10% and 10% per year, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(3)	Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

• Rights to explore in an area have expired or will expire in the near future without renewal;

• No further exploration and evaluation is planned or budgeted;

• A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

• Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2016 and 2015, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2016, 2015 and 2014 totaled USD 9.2 million, USD 6.2 million and USD 8.0 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2016 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.82% (as of December 31, 2015, 9.59%).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2015 and 2014, during the years 2016, 2015 and 2014, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (aa) (4)).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(i)	Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)	Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2016 and 2015 totals USD 10.2 million and USD 11.7 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m)	Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(n)	Employee liabilities

(1)	Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)	Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to USD 23.4 million and USD 19.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is USD 24.1 million and USD 21.4 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4)	Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(q)	Revenue recognition and other income

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(r)	Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2016, 2015 and 2014, the capitalized borrowing costs are not material.

(s)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)	Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(u)	Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(v)	Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(x)	Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges (net of taxes) amounted to USD 0.1 million and USD (0.4) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(y)	Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(z)	Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.

b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(aa)	Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)	Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2016 was 10.82% and no impairment charge resulted from the impairment test performed.

(2)	Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)	Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 7.0 million and USD 8.1 million as of December 31, 2016 and 2015, respectively.

(4)	Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2016 and 2015, the Company recorded no allowance for net realizable value and USD 33.4 million and USD 32.4 million, respectively, as allowance for obsolescence.

(5)	Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•  whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•  whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•  whether the carrying amount of the net assets of the entity is more than its market capitalization;

•  whether evidence is available of obsolescence or physical damage of an asset.

•  whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•  whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering that no impairment indicators were identified as of December 31, 2016, the Company only tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

(6)	Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2016 and 2015, allowance for doubtful accounts totals USD 6.0 million and USD 7.6 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

4.	ACCOUNTING POLICIES (continued)

(7)	Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(8)	Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy.  Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2016
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,221,751	204,894	(202,670)	7,223,975
Cost of sales	(5,391,038)	(192,038)	198,686	(5,384,390)

Gross profit	1,830,714	12,856	(3,984)	1,839,585

Selling, general and administrative expenses	(677,007)	(10,935)	-	(687,942)
Other operating income, net	(9,543)	(382)	-	(9,925)

Operating income - IFRS	1,144,164	1,539	(3,984)	1,141,718

Management view
Net sales	7,221,751	208,230	(206,006)	7,223,975
Operating income	936,164	3,871	269	940,303
Reconciliation items:
Differences in Cost of sales				201,415

Operating income - IFRS				1,141,718

Financial income (expense), net				(37,885)
Equity in (losses) earnings of non-consolidated companies				14,624

Income before income tax expense - IFRS				1,118,457

Depreciation and amortization - IFRS	(361,685)	(45,205)	-	(406,890)

	Year ended December 31, 2015
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	7,875,161	203,105	(200,817)	7,877,449
Cost of sales	(6,456,584)	(214,651)	193,963	(6,477,272)

Gross profit	1,418,577	(11,546)	(6,854)	1,400,177

Selling, general and administrative expenses	(757,078)	(13,214)	-	(770,292)
Other operating income, net	9,151	303	-	9,454

Operating income - IFRS	670,650	(24,457)	(6,854)	639,339

Management view
Net sales	7,875,161	216,095	(213,807)	7,877,449
Operating income	1,012,282	(3,490)	(640)	1,008,152
Reconciliation items:
Differences in Cost of sales				(368,813)

Operating income - IFRS				639,339

Financial income (expense), net				(99,430)
Equity in (losses) earnings of non-consolidated companies				(272,810)

Income before income tax expense - IFRS				267,099

Depreciation and amortization - IFRS	(384,380)	(49,408)	-	(433,788)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

	Year ended December 31, 2014
	Steel	Mining	Inter- segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)

Income before income tax expense - IFRS				234,924

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2016
	Mexico	Southern region	Other markets	Total

Net sales	4,491,761	1,867,622	864,592	7,223,975

Non-current assets (1)	4,108,539	634,048	235,947	4,978,534

	Year ended December 31, 2015
	Mexico	Southern region	Other markets	Total

Net sales	4,395,273	2,572,723	909,453	7,877,449

Non-current assets (1)	4,166,148	682,705	246,919	5,095,772

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

(1) Includes Property, plant and equipment and Intangible assets

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

5.	SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2016	2015	2014

Semi-finished (1)	19,878	88,264	209,061
Hot rolled (2)	2,763,403	3,049,433	3,581,566
Cold rolled	1,110,671	1,176,019	1,297,969
Coated (3)	2,900,009	3,004,700	3,061,580
Roll-formed and tubular (4)	413,991	509,034	514,586
Steel products	7,207,952	7,827,450	8,664,762

Other products (5)	16,023	49,999	61,295

TOTAL SALES	7,223,975	7,877,449	8,726,057

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.

(5)      Other products include mainly pig iron.

6.	COST OF SALES

	Year ended December 31,
	2016	2015	2014

Inventories at the beginning of the year	1,579,120	2,134,034	1,941,130
Translation differences	(82,515)	(204,512)	(161,983)

Plus: Charges for the year
Raw materials and consumables used and other movements	4,060,783	4,548,219	5,718,736
Services and fees	77,698	86,874	95,940
Labor cost	560,513	599,989	601,258
Depreciation of property, plant and equipment	314,649	335,302	330,866
Amortization of intangible assets	40,225	48,442	34,988
Maintenance expenses	457,734	507,895	484,929
Office expenses	7,112	6,683	7,238
Insurance	8,432	9,435	12,310
(Recovery) Charge of obsolescence allowance	4,600	(4,816)	15,924
Recovery from sales of scrap and by-products	(21,010)	(31,096)	(39,846)
Others	24,918	19,943	17,713

Less: Inventories at the end of the year	(1,647,869)	(1,579,120)	(2,134,034)

Cost of Sales	5,384,390	6,477,272	6,925,169

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2016	2015	2014

Services and fees (1)	65,965	69,434	75,057
Labor cost	193,118	214,352	232,837
Depreciation of property, plant and equipment	13,589	13,761	10,957
Amortization of intangible assets	38,427	36,283	37,986
Maintenance and expenses	3,092	4,957	5,785
Taxes	90,166	130,061	133,383
Office expenses	36,223	40,487	39,831
Freight and transportation	234,801	246,762	263,682
(Decrease) Increase of allowance for doubtful accounts	288	(824)	1,287
Others	12,273	15,019	15,673

Selling, general and administrative expenses	687,942	770,292	816,478

(1) For the year ended December 31, 2016, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,385, including USD 2,869 for audit services, USD 99 for audit-related services, USD 251 for tax services and USD 166 for all other services.

For the year ended December 31, 2015, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,888, including USD 3,535 for audit services, USD 114 for audit-related services, USD 217 for tax services and USD 22 for all other services.

For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,927, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

8.	LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2016	2015	2014

Wages, salaries and social security costs	698,825	754,063	778,932
Termination benefits	27,048	30,888	25,348
Post-employment benefits (Note 21 (i))	27,758	29,390	29,815

Labor costs	753,631	814,341	834,095

As of December 31, 2016, 2015 and 2014, the quantity of employees was 16,725, 16,739 and 16,919, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

9.	OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Results of sundry assets	1,270	2,009	4,111
Collection of insurance (1)	-	-	57,500
Other operating income	-	10,625	10,232

Other operating income	1,270	12,634	71,843

Provision for legal claims and other matters (Note 19 and 24 (ii))	(1,678)	(3,180)	(92)
Other operating expense	(9,517)	-	-

Other operating expense	(11,195)	(3,180)	(92)

Other operating (expenses) income, net	(9,925)	9,454	71,751

(1)	Corresponds to insurance collection in Argentina.

10.	OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Interest expense	(89,971)	(89,489)	(117,866)

Finance expense	(89,971)	(89,489)	(117,866)

Interest income	14,129	7,981	7,685

Finance income	14,129	7,981	7,685

Net foreign exchange (loss) gain	20,334	(5,181)	26,664
Change in fair value of financial assets	7,663	(8,143)	(1,970)
Derivative contract results	11,614	(2,058)	19,748
Others	(1,654)	(2,540)	(3,711)

Other financial income (expenses), net	37,957	(17,922)	40,731

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

11.	INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2016	2015	2014

Current tax	(394,045)	(234,040)	(336,176)

Deferred tax (Note 20)
Deferred tax	(16,821)	19,463	2,363
Effect of changes in tax law on deferred income tax (1)	2,028	3,080	(12,702)
Withholding tax on dividend distributions (2)	(2,690)	4,177	(10,474)
Recovery of income tax (3)	-	-	17,884

Income tax expense	(411,528)	(207,320)	(339,105)

(1) For 2016, it includes mainly the effects of the Colombian tax rate reform and of the Mexican mining tax. For 2015, it includes mainly the effects of the Mexican mining tax. For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

Income tax expense for the years ended December 31, 2016, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2016	2015	2014

Income before income tax	1,118,457	267,099	234,924

Income tax expense at statutory tax rate	(324,592)	(135,974)	(254,548)
Non taxable income	606	4,980	2,073
Non deductible expenses	(5,838)	(19,408)	(25,413)
Effect of currency translation on tax base (1)	(81,042)	(64,175)	(55,925)
Withholding tax on dividend distributions	(2,690)	4,177	(10,474)
Recovery of income tax	-	-	17,884
Effect of changes in tax law	2,028	3,080	(12,702)

Income tax expense	(411,528)	(207,320)	(339,105)

(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2016
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at January 1, 2016	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Opening net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566
Translation differences	(1,429)	(50,903)	(38,985)	(1,516)	(29,336)	(4,809)	(126,978)
Additions	611	8,161	1,539	5,908	371,575	19,075	406,869
Capitalized borrowing costs	-	-	-	-	1,759	-	1,759
Disposals / Consumptions	(1,217)	(2,048)	(265)	(1,234)	(660)	(16,232)	(21,656)
Transfers	2,591	157,454	266,704	30,617	(461,656)	945	(3,345)
Depreciation charge	-	(65,981)	(254,000)	(14,862)	-	6,605	(328,238)

Closing net book value	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

Values at the end of the year
Cost	528,991	1,590,063	4,238,201	165,590	337,814	82,652	6,943,311
Accumulated depreciation	-	(538,548)	(2,146,874)	(121,912)	-	-	(2,807,334)

Net book value at December 31, 2016	528,991	1,051,515	2,091,327	43,678	337,814	82,652	4,135,977

	Year ended December 31, 2015
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total

Values at the beginning of the year
Cost	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585
Accumulated depreciation	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

Net book value at January 1, 2015	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

Opening net book value	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027
Translation differences	(3,484)	(142,409)	(108,255)	(3,461)	(71,027)	(12,963)	(341,599)
Additions	4,452	172	1,424	3,493	398,143	31,906	439,590
Capitalized borrowing costs	-	-	-	-	331	-	331
Disposals / Consumptions	-	(2,316)	(441)	(1,176)	(2,131)	(16,656)	(22,720)
Transfers	-	84,338	128,430	7,665	(221,809)	1,376	-
Depreciation charge	-	(77,438)	(258,583)	(9,128)	-	(3,914)	(349,063)

Closing net book value	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

Values at the end of the year
Cost	528,435	1,505,296	4,066,687	95,202	456,132	87,858	6,739,610
Accumulated depreciation	-	(500,464)	(1,950,353)	(70,437)	-	(10,790)	(2,532,044)

Net book value at December 31, 2015	528,435	1,004,832	2,116,334	24,765	456,132	77,068	4,207,566

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

13.	INTANGIBLE ASSETS, NET

	Year ended December 31, 2016
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at January 1, 2016	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Opening net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206
Translation differences	(1,216)	-	-	-	-	-	(1,216)
Additions	19,775	14,118	398	-	-	-	34,291
Disposals / Consumptions	(69)	-	(3)	-	-	-	(72)
Depreciation charge	(33,774)	(13,867)	-	(29,611)	(1,400)	-	(78,652)

Closing net book value	51,459	96,507	5,689	25,552	1,043	662,307	842,557

Values at the end of the year
Cost	215,662	202,931	5,689	298,475	73,665	662,307	1,458,729
Accumulated depreciation	(164,203)	(106,424)	-	(272,923)	(72,622)	-	(616,172)

Net book value at December 31, 2016	51,459	96,507	5,689	25,552	1,043	662,307	842,557

	Year ended December 31, 2015
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total

Values at the beginning of the year
Cost	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101
Accumulated depreciation	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

Net book value at January 1, 2015	94,347	64,985	38,439	84,965	3,843	662,307	948,886

Opening net book value	94,347	64,985	38,439	84,965	3,843	662,307	948,886
Translation differences	(3,008)	-	-	-	-	-	(3,008)
Additions	14,043	11,182	1,828	-	-	-	27,053
Transfers	-	34,973	(34,973)	-	-	-	-
Depreciation charge	(38,639)	(14,884)	-	(29,802)	(1,400)	-	(84,725)

Closing net book value	66,743	96,256	5,294	55,163	2,443	662,307	888,206

Values at the end of the year
Cost	201,815	188,813	5,294	298,475	73,665	662,307	1,430,369
Accumulated depreciation	(135,072)	(92,557)	-	(243,312)	(71,222)	-	(542,163)

Net book value at December 31, 2015	66,743	96,256	5,294	55,163	2,443	662,307	888,206

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2016	2015

At the beginning of the year	250,412	748,178

Equity in earnings (losses) of non-consolidated companies	14,624	(80,874)
Other comprehensive income	39,077	(234,556)
Acquisition of additional shares (note 3)	114,449	-
Dividends from non-consolidated companies	(183)	-
Contributions to non-consolidated companies	-	9,600
Impairment charge (note 3)	-	(191,936)

At the end of the year	418,379	250,412

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

			Voting rights at		Value at
Company	Country of incorporation	Main activity	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	32.88%	411,134	239,960
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	3,444	6,026
Other non-consolidated companies (1)					3,801	4,426

					418,379	250,412

(1) It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a)	Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2016 and 2015, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2016	As of December 31, 2015

At the beginning of the year	239,960	742,335
Share of results (1)	16,832	(77,066)
Other comprehensive income	39,893	(233,373)
Acquisition of additional shares (note 3)	114,449	-
Impairment charge (note 3)	-	(191,936)

At the end of the year	411,134	239,960

(1) It includes the adjustment of the values associated to the purchase price allocation.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,153,214
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	850,038

Purchase price allocation	78,806
Goodwill	318,933
Impairment	(836,643)

Total Investment in Usiminas	411,134

On February 16, 2017, Usiminas approved its annual accounts as of and for the year ended December 31, 2016, which state that revenues, net loss from continuing operations and shareholders’ equity amounted to USD 2,443 million, USD 166 million and USD 4,153 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2016	As of December 31, 2015

Assets
Non-current	6,086	5,343
Current	1,277	1,247
Other current investments	472	314
Cash and cash equivalents	221	205

Total Assets	8,056	7,109

Liabilities
Non-current	753	592
Non-current borrowings	2,104	1,526
Current	517	661
Current borrowings	21	490

Total Liabilities	3,395	3,269

Non-controlling interest	508	406

Shareholders' equity	4,153	3,434

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2016	As of December 31, 2015

Net sales	2,443	3,116
Cost of sales	(2,292)	(3,045)
Gross Profit	151	71
Selling, general and administrative expenses	(180)	(212)
Other operating income (loss), net	(61)	(906)
Operating income	(90)	(1,047)
Financial expenses, net	(17)	(377)
Equity in earnings of associated companies	40	28
Profit (Loss) before income tax	(67)	(1,396)
Income tax benefit	(99)	342
Net profit (loss) before non-controlling interest	(166)	(1,054)
Non-controlling interest in other subsidiaries	(28)	128
Net profit (loss) for the year	(194)	(926)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

14.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b)	Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 92.5 million, which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 24.

15.	RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Receivables with related parties (Notes 25 and 14 (b))	103,525	10,419
Employee advances and loans	3,888	3,637
Advances to suppliers for the purchase of property, plant and equipment	7,077	9,767
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	283	247
Tax credits	17,371	10,901
Others	436	1,176

Receivables, net – Non-current	132,580	36,147

	As of December 31,
	2016	2015

Value added tax	13,027	20,725
Tax credits	32,430	30,434
Employee advances and loans	6,645	8,525
Advances to suppliers	3,223	4,664
Advances to suppliers with related parties (Note 25)	-	3,376
Expenses paid in advance	9,148	9,321
Government tax refunds on exports	2,599	1,855
Receivables with related parties (Note 25)	709	1,241
Others	12,039	9,343

Receivables, net – Current	79,820	89,484

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

16.	TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Trade receivables	1,270	-

Trade receivables, net – Non-current	1,270	-

Current accounts	633,622	512,627
Trade receivables with related parties (Note 25)	6,142	6,422
Allowance for doubtful accounts (Note 19)	(6,019)	(7,585)

Trade receivables, net - Current	633,745	511,464

	Trade receivables, net as of December 31, 2016
	Total	Fully performing	Past due

Guaranteed	343,338	309,730	33,608
Not guaranteed	297,696	262,165	35,531

Trade receivables	641,034	571,895	69,139

Allowance for doubtful accounts (Note 19)	(6,019)	-	(6,019)

Trade receivables, net	635,015	571,895	63,120

	Trade receivables, net as of December 31, 2015
	Total	Fully performing	Past due

Guaranteed	289,606	261,902	27,704
Not guaranteed	229,443	174,286	55,157

Trade receivables	519,049	436,188	82,861

Allowance for doubtful accounts (Note 19)	(7,585)	-	(7,585)

Trade receivables, net	511,464	436,188	75,276

17.	INVENTORIES, NET

	As of December 31,
	2016	2015

Raw materials, materials and spare parts	401,481	364,367
Goods in process	811,378	761,086
Finished goods	281,770	258,528
Goods in transit	186,673	227,584
Obsolescence allowance (Note 19)	(33,433)	(32,445)

Inventories, net	1,647,869	1,579,120

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

18.	CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

Investments in debt instruments	5,998	-

Other investments, net – Non-current	5,998	-

	As of December 31,
	2016	2015

(i) Other investments
Other deposits with maturity of more than three months	144,853	237,191

Other investments - Current	144,853	237,191
(ii) Cash and cash equivalents
Cash and banks	70,711	45,610
Restricted cash	83	88
Short-term bank deposits	70,760	76,651
Other deposits with maturity of less than three months	41,909	29,142

Cash and cash equivalents	183,463	151,491

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	8,142	18,273
Translation differences	(1,290)	(3,102)
Additions	2,757	3,130
Reversals	(1,079)	-
Uses	(1,580)	-

At December 31, 2016	6,950	18,301

Year ended December 31, 2015

Values at the beginning of the year	9,067	21,744
Translation differences	(3,396)	(3,207)
Additions	3,385	(264)
Reversals	(205)	-
Uses	(709)	-

At December 31, 2015	8,142	18,273

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

19.	ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2016

Values at the beginning of the year	7,585	32,445	1,132
Translation differences	(656)	(900)	(276)
Additions	2,574	16,616	4,031
Reversals	(2,286)	(12,016)	-
Uses	(1,198)	(2,712)	(625)

At December 31, 2016	6,019	33,433	4,262

Year ended December 31, 2015

Values at the beginning of the year	11,372	48,018	2,081
Translation differences	(1,666)	(2,366)	(363)
Additions	1,593	16,538	(586)
Reversals	(2,417)	(21,354)	-
Uses	(1,297)	(8,391)	-

At December 31, 2015	7,585	32,445	1,132

20.	DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2016	2015

At the beginning of the year	(511,456)	(554,897)

Translation differences	3,351	19,041
Effect of changes in tax law (note 11)	2,028	3,080
Withholding tax on dividend distributions (note 11)	(2,690)	4,177
Credits (Charges) directly to other comprehensive income	2,379	(2,320)
Deferred tax (charge) credit (note 11)	(16,821)	19,463

At the end of the year	(523,209)	(511,456)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2016

At the beginning of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Translation differences	5,634	360	169	181	6,344
Credits (Charges) directly to other comprehensive income	-	-	-	(192)	(192)
Withholding tax on dividend distributions	-	-	-	(2,690)	(2,690)
Effect of changes in tax law	1,062	(103)	1,433	6	2,398
Income statement credit (charge)	(33,137)	3,829	9,000	10,032	(10,276)

At the end of the year	(625,963)	(48,637)	(28,050)	(3,050)	(705,700)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2016

At the beginning of the year	45,368	6,193	67,784	70,483	189,828

Translation differences	(2,399)	(289)	-	(305)	(2,993)
Credits (Charges) directly to other comprehensive income	-	-	-	2,571	2,571
Effect of changes in tax law	17	(3)	-	(384)	(370)
Income statement credit (charge)	10,202	1,587	(11,487)	(6,847)	(6,545)

At the end of the year	53,188	7,488	56,297	65,518	182,491

(1) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to USD 56,297 and there are no net unrecognized deferred tax assets.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2015

At the beginning of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Translation differences	19,216	1,340	54	10,629	31,239
Charges directly to other comprehensive income	-	-	-	(8)	(8)
Withholding tax on dividend distributions	-	-	-	4,177	4,177
Effect of changes in tax law	5,426	(487)	(2,481)	6	2,464
Income statement credit (charge)	(34,302)	26,641	10,630	27,846	30,815

At the end of the year	(599,522)	(52,723)	(38,652)	(10,387)	(701,284)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2015

At the beginning of the year	58,059	10,742	63,529	82,744	215,074

Translation differences	(11,638)	(674)	-	114	(12,198)
Charges directly to other comprehensive income	-	-	-	(2,312)	(2,312)
Effect of changes in tax law	228	18	-	370	616
Income statement credit (charge)	(1,281)	(3,893)	4,255	(10,433)	(11,352)

At the end of the year	45,368	6,193	67,784	70,483	189,828

(2) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to USD 67,784 and the net unrecognized deferred tax assets amount to USD 4,154.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

20.	DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2016	2015

Deferred tax assets to be recovered after more than 12 months	131,407	149,640
Deferred tax assets to be recovered within 12 months	51,084	40,188
Deferred tax liabilities to be settled after more than 12 months	(653,503)	(637,658)
Deferred tax liabilities to be settled within 12 months	(52,197)	(63,626)

	(523,209)	(511,456)

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2016	2015

(i) Other liabilities - Non current

Post-employment benefits	252,624	273,792
Other employee benefits	31,724	24,896
Asset retirement obligation (note 19) (1)	18,301	18,273
Other	135	3,712

Other liabilities – Non-current	302,784	320,673

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

Present value of unfunded obligations	252,624	273,792

Liability in the statement of financial position	252,624	273,792

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2016	2015

Current service cost	9,565	7,241
Interest cost	18,193	21,226
Amortization of prior service costs	-	923

Total included in labor costs	27,758	29,390

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2016	2015

At the beginning of the year	273,792	313,146

Transfers, new participants and funding of the plan	(231)	2,876
Total expense	27,758	29,390
Remeasurements	14,735	(4,922)
Effect of changes in demographic assumptions	(2,600)	-
Effect of changes in financial assumptions	(1,360)	-
Effect of experience adjustments	18,695	(4,922)
Translation differences	(41,783)	(42,099)
Contributions paid	(21,647)	(24,599)

At the end of the year	252,624	273,792

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2016	2015

Discount rate	8.00%	7.75%
Compensation growth rate	5.00%	4.00%

	Year ended December 31,
Argentina	2016	2015

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-9.5%	11.4%
Compensation growth rate	1.00%	2.7%	-1.9%
Pension growth rate	1.00%	-1.9%	2.1%
Life expectancy	1 year	3.9%	-4.0%

The estimated future payments for the next five years will be between 16.0 and 19.0 million per year.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

21.	OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2016	2015

(ii) Other liabilities - Current

Payroll and social security payable	130,889	78,247
VAT liabilities	49,633	41,627
Other tax liabilities	26,987	27,739
Termination benefits	2,164	2,218
Related Parties (Note 25)	3,744	25
Asset retirement obligation (Note 19)	4,262	1,132
Others	10,402	5,666

Other liabilities – Current	228,081	156,654

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015

Contracts with positive fair value
Foreign exchange contracts	316	1,787

	316	1,787

Contracts with negative fair value
Interest rate swap contracts	(257)	(1,164)
Foreign exchange contracts	(30)	(19,471)

	(287)	(20,635)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2016, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2016, the after-tax cash flow hedge reserve related to these agreements amounted to USD 0.1 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2014	(593)	178	(415)

(Decrease) / Increase	(1,374)	412	(962)
Reclassification to income statement	1,401	(420)	981

At December 31, 2015	(566)	170	(396)

(Decrease) / Increase	(179)	54	(125)
Reclassification to income statement	820	(246)	574

At December 31, 2016	75	(22)	53

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2016 (amounting to a gain of USD 0.1 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2017 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD, in accordance with the Company’s policy for derivative instruments.

During 2016, 2015 and 2014, Prosid Investments entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Siderar’s debt in ARS. As of December 31, 2016, the notional amount on these agreements amounted to USD 235.4 million.

In addition, during the second half of 2015, Siderar entered into future contracts and non-deliverable forward agreements in the local market in order to cover its exposure to trade payables in USD. As of December 31, 2016, there are no outstanding notional amounts on future contracts or non-deliverable forward agreements in the local market.

Furthermore, during 2016, 2015 and 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2016, there are no outstanding notional amounts on these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2016 and December 31, 2015 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2016	2015

ARS/USD	ND Forward - Buy ARS	4.0 billion ARS	316	(17,565)
ARS/USD	ND Forward - Buy USD	37.9 million USD	-	494
ARS/USD	Futures domestic contracts - Buy USD (1)	31.0 million USD	-	-
COP/USD	ND Forward - Sell COP	33.7 billion COP	-	(613)
EUR/USD	ND Forward - Sell EUR	5.3 million EUR	(30)	-

			286	(17,684)

(1) Corresponds to contracts as of December 31, 2015, that were settled on a daily basis.

ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; USD: US dollars.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS

	As of December 31,
	2016	2015

(i) Non-current

Bank borrowings	398,851	611,429
Less: debt issue costs	(2,109)	(4,192)

	396,742	607,237

(ii) Current

Bank borrowings	823,563	915,721
Less: debt issue costs	(1,670)	(1,935)

	821,893	913,786

Total Borrowings	1,218,635	1,521,023

The maturity of borrowings is as follows:

	Expected Maturity Date
			2019 and	At December 31, (1)
	2017	2018	thereafter	2016	2015

Fixed Rate	404,926	-	-	404,926	462,038
Floating Rate	416,967	226,467	170,275	813,709	1,058,985

Total	821,893	226,467	170,275	1,218,635	1,521,023

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentine pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2016	2015
Bank borrowings	6.92%	3.37%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

23.	BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2016	2015

USD	Floating	790,772	1,036,733
USD	Fixed	141,889	317,441
ARS	Fixed	234,576	111,114
COP	Floating	23,520	22,380
COP	Fixed	19,163	18,571
GTQ	Fixed	8,715	14,784

		1,218,635	1,521,023

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales.

Ternium’s most significant borrowings as of December 31, 2016, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2016	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	360	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	175	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2016, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2016, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 1.3 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

Based on recent National Tax Court decisions, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2016, amounts to USD 0.4 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that the Company and the other defendants did not have the obligation to launch a tender offer. The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all noncontrolling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in early 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 52.2 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(e) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and ordered Siderar to pay taxes for approximately USD 4.9 million, plus interest for approximately USD 10.2 million. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court. Siderar believes that it has meritorious defenses and will not be required to pay any amount while the appeal is pending.

The Company, based on the advice of counsel, believes that it is not probable that the ultimate resolution of this assessment will result in a material obligation and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 25.1 million and is due to terminate in 2018.

The Company has also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 22.3 million payable during the 2017 financial year.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 18.7 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon for an aggregate amount of USD 154.6 million to satisfy the requirements through 2031. This agreement includes the construction by Air Liquide Argentina S.A. of a plant within San Nicolas’ facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 25% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 41.0 million and the contract will terminate in 2018.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 11.0 million (out of which Ternium México has already invested the 91% as of December 31, 2016), while Ferromex’s already invested the committed amount of approximately USD 3.9 million as of December 31, 2016. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

24.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of the year 2036. As of December 31, 2016, the outstanding value of this commitment was approximately USD 279 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 133.9 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2016.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2016, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2016, this reserve reached the above-mentioned threshold.

As of December 31, 2016, Ternium may pay dividends up to USD 3.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2016

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2016	3,353,166
Loss for the year	(20,990)

Total shareholders' equity under Luxembourg GAAP	7,011,115

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS

As of December 31, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2016	2015	2014

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	-	1,675
Sales of goods to other related parties	29,480	103,686	224,909
Sales of services and others to non-consolidated parties	737	1,590	2,459
Sales of services and others to other related parties	654	1,153	1,273

	30,871	106,429	230,316
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	144,673	163,782	200,167
Purchases of goods from other related parties	58,929	48,150	45,946
Purchases of services and others from non-consolidated parties	12,836	14,993	13,584
Purchases of services and others from other related parties	126,859	128,618	131,413

	343,297	355,543	391,110
(c) Financial results
Income with non-consolidated parties	3,507	17	1,043

	3,507	17	1,043
(d) Dividends received
Dividends received from non-consolidated parties	183	-	1,858

	183	-	1,858
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,660	3,667	6,051
Income (expenses), net with other related parties	712	706	(640)

	2,372	4,373	5,411

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

25.	RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2016	2015

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	103,333	11,392
Receivables from other related parties	7,043	6,690
Advances to suppliers with other related parties	283	3,623
Payables to non-consolidated parties	(25,889)	(17,427)
Payables to other related parties	(26,313)	(25,019)

	58,457	(20,742)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2016 the cash compensation of Officers and Directors amounted to USD 12,461 (USD 14,301 for the year ended December 31, 2015). In addition, Officers received 830.000 Units for a total amount of USD 1,818 (USD 1,745 for the year ended December 31, 2015) in connection with the incentive retention program mentioned in note 4 (n)(3).

26.	OTHER REQUIRED DISCLOSURES

(a)	Statement of comprehensive income

	Cash flow hedges			Currency translation
	Gross amount	Income tax	Total	adjustment

At December 31, 2014	(593)	178	(415)	(2,424,297)

(Decrease) / Increase	(1,374)	412	(962)	(640,541)
Reclassification to income statement	1,401	(420)	981	-

At December 31, 2015	(566)	170	(396)	(3,064,838)

(Decrease) / Increase	(179)	54	(125)	(87,807)
Reclassification to income statement	820	(246)	574	-

At December 31, 2016	75	(22)	53	(3,152,645)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

26.	OTHER REQUIRED DISCLOSURES (continued)

(b)	Statement of cash flows

	Year ended December 31,
	2016	2015	2014

(i) Changes in working capital (1)
Inventories	(151,263)	349,662	(357,023)
Receivables and others	488	(16,987)	4,760
Trade receivables	(161,670)	142,670	(90,725)
Other liabilities	89,032	(2,936)	30,640
Trade payables	61,040	36,735	(138,632)

	(162,373)	509,144	(550,980)
(ii) Income tax accrual less payments
Tax accrued (Note 11)	411,528	207,320	339,105
Taxes paid	(229,196)	(231,252)	(378,634)

	182,332	(23,932)	(39,529)
(iii) Interest accruals less payments
Interest accrued (Note 10)	89,971	89,489	117,866
Interest paid	(77,272)	(83,993)	(112,704)

	12,699	5,496	5,162

(1)	Changes in working capital are shown net ofthe effect of exchange rate changes.

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following amendments, standards and interpretations have been applied on the year starting January 1, 2016:

-	Annual Improvements to IFRS 2012-2014 cycle
-	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations
-	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization
-	Disclosure Initiative - Amendments to IAS 1

These amendments did not impact significantly the Company’s consolidated financial statements.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2016 and have not been early adopted:

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018. The Company’s management does not expect this standard to have a significant impact on the classification and measurement of its financial assets, liabilities and hedge accounting.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

27.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

International Financial Reporting Standard 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:

-	Amendments to IAS 12 - Recognition of Deferred Tax Assets for Unrealized Losses
-	Amendments to IAS 7 – Disclosure initiative
-	Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions
-	Annual Improvements to IFRS 2014-2016 cycle
-	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT

1)	Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2016. These balances include intercompany positions where the intervening parties have different functional currencies.

	Functional currency
USD million Exposure to	USD	ARS

US dollar (USD)	-	(61)
EU euro (EUR)	10	(4)
Argentine peso (ARS)	(0)	-
Mexican peso (MXN)	(526)	-
Colombian peso (COP)	(11)	-
Other currencies	(0)	(4)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)	Argentine peso vs. US dollar

The cumulative devaluation for the Argentine peso during 2016 was 17.9%. The devaluation generated a negative effect of USD 140 million, included as currency translation adjustment in Other comprehensive income in connection with the valuation of Ternium's Argentine subsidiaries’ equities (mainly Siderar S.A.I.C.), and a loss of USD 21 million, included as net foreign exchange results in the Income Statement.

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of USD 0.7 million as of December 31, 2016, and a pre-tax loss of USD 0.5 million as of December 31, 2015.

(b)	Mexican peso vs. US dollar

If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 5.5 million and USD 3.8 million as of December 31, 2016 and 2015, respectively.

(c)	Colombian peso vs. US dollar

If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of USD 0.1 million and no effects as of December 31, 2016 and 2015, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 4.9 million higher (USD 3.3 million higher as of December 31, 2015), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.1 billion, the currency translation adjustment included in total equity would have been USD 10.4 million lower (USD 10.1 million lower as of December 31, 2015), arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 6.92% and 3.37% for 2016 and 2015, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2016 and 2015, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 814 million (66.8% of total borrowings) at December 31, 2016 and USD 1,059 million (69.6% of total borrowings) at December 31, 2015.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2016, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2016 would have been USD 13.5 million lower (USD 17.7 million lower as of December 31, 2015).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 65.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2016, in comparison with approximately 60.7% as of December 31, 2015.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2016, trade receivables total USD 635.0 million (USD 511.5 million as of December 31, 2015). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 2.4 million (USD 2.4 million as of December 31, 2015), credit insurance of USD 326.9 million (USD 285.0 million as of December 31, 2015) and other guarantees of USD 7.6 million (USD 7.3 million as of December 31, 2015).

As of December 31, 2016, trade receivables of USD 571.9 million (USD 436.2 million as of December 31, 2015) were fully performing.

As of December 31, 2016, trade receivables of USD 69.1 million (USD 82.9 million as of December 31, 2015) were past due (mainly up to 180 days).

The amount of the allowance for doubtful accounts was USD 6.0 million as of December 31, 2016 (USD 7.6 million as of December 31, 2015).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2016, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	636
EU euro (EUR)	22
Argentine peso (ARS)	12
Mexican peso (MXN)	119
Colombian peso (COP)	57
Other currencies	2

848

1.3)	Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2017	2018	2019	2020	Thereafter
Borrowings	822	226	36	36	98
Interests to be accrued (1)	30	8	4	3	4
Trade payables and other liabilities	588	6	7	1	13
Total	1,440	240	47	40	115

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2016, total borrowings less cash and cash equivalents and other current and non-current investments amounted to USD 884.3 million.

1.4)	Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.19 and 0.24 as of December 31, 2016 and 2015, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

2)	Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2016 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	127,241	-	-	127,241
Derivative financial instruments	-	316	-	316
Trade receivables	635,015	-	-	635,015
Other investments	52,995	83,117	14,739	150,851
Cash and cash equivalents	83,437	100,026	-	183,463

Total	898,688	183,459	14,739	1,096,886

As of December 31, 2016 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	35,107	-	35,107
Trade payables	-	580,941	-	580,941
Derivative financial instruments	287	-	-	287
Borrowings	-	1,218,635	-	1,218,635

Total	287	1,834,683	-	1,834,970

As of December 31, 2015 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Held to maturity	Total

(i) Assets as per statement of financial position
Receivables	34,342	-	-	34,342
Derivative financial instruments	-	1,787	-	1,787
Trade receivables	511,464	-	-	511,464
Other investments	69,935	167,256	-	237,191
Cash and cash equivalents	74,841	76,650	-	151,491

Total	690,582	245,693	-	936,275

As of December 31, 2015 (in USD thousands)	Derivatives	Other financial liabilities	Held to maturity	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	23,298	-	23,298
Trade payables	-	555,621	-	555,621
Derivative financial instruments	20,635	-	-	20,635
Borrowings	-	1,521,023	-	1,521,023

Total	20,635	2,099,942	-	2,120,577

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-	Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2016 and 2015:

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787

Total assets	245,693	216,742	28,951

Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635

Total liabilities	20,635	-	20,635

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

28.	FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2016, the effective portion of designated cash flow hedges amounts to USD 0.1 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)	Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

29.	SUBSEQUENT EVENTS - Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.

On February 21, 2017, the company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S.. The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016, as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

Based on the agreed-upon valuation and adjustments as of September 30, 2016, and considering CSA’s financial debt with BNDES of EUR 0.3 billion, Ternium expects to disburse EUR 1.26 billion for this transaction.

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR 1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

Pablo Brizzio

Chief Financial Officer

TERNIUM S.A.

Société Anonyme

Audited Annual Accounts

as at December 31, 2016

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

R.C.S. Luxembourg B-98-668

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Audit report

To the Shareholders of

Ternium S.A.

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at 31 December 2016, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers Société coopérative, 2 Rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

2

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2016, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 21 February 2017

Represented by

Marc Minet

3

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Balance sheet as at December 31, 2016

		Notes	12/31/2016	12/31/2015
			USD	USD
	ASSETS

C.	Fixed assets
II.	Tangible assets	2.3
3.	Other fixtures and fittings, tools and equipment		167,573	-
III.	Financial assets	2.4 & 3	6,964,902,616	7,227,635,428
1.	Shares in affiliated undertakings	3	6,964,902,616	7,227,635,428
			6,965,070,189	7,227,635,428
D.	Current assets
II.	Debtors	2.5
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year	4	8,514,212	2,618,116
4.	Other debtors
	a) becoming due and payable within one year		38,282	61,399
III.	Investments	2.6
2.	Own shares		59,599,747	59,599,747
			68,152,241	62,279,262
IV.	Cash at bank and in hand	2.7	327,645	58,848
			68,479,886	62,338,110
	Total assets		7,033,550,075	7,289,973,538
	CAPITAL, RESERVES AND LIABILITIES
A	Capital and reserves	5
I.	Subscribed capital		2,004,743,442	2,004,743,442
II.	Share premium account		1,414,121,505	1,414,121,505
IV.	Reserves
1.	Legal reserve	6	200,474,346	200,474,346
2.	Reserve for own shares or own corporate units		59,599,747	59,599,747
V.	Profit or loss brought forward		3,353,165,736	5,157,688,201
VI.	Profit or loss for the financial year		(20,989,981)	(1,627,845,555)
			7,011,114,795	7,208,781,686
B.	Provisions
1.	Provisions for pensions and similar obligations	2.8	14,736,657	4,008,871
			14,736,657	4,008,871
C.	Creditors	2.9
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	4	2,596,421	71,322,645
	b) becoming due and payable after more than one year	4	3,009,253	3,775,192
8.	Other creditors
	c) Other creditors
	i) becoming due and payable within one year		2,092,948	2,085,144
			7,698,622	77,182,981
	Total capital, reserves and liabilities		7,033,550,075	7,289,973,538

The accompanying notes form an integral part of these annual accounts.

4

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Profit and loss account for the year ended

December 31, 2016

		Notes	12/31/2016	12/31/2015
			USD	USD

7.	Value adjustments
	a) in respect of formation expenses and of tangible and intangible fixed assets		(89,483)	-
8.	Other operating expenses	7	(20,232,666)	(19,041,485)
11.	Other interest receivable and similar income
	a) derived from affiliated undertakings		11,583	1,708
	b) other interest and similar income		24,531	12,677
13.	Value adjustments in respect of financial assets and of investments held as current assets	3	-	(1,608,573,243)
14.	Interest payable and similar expenses
	a) concerning affiliated undertakings		(686,273)	(241,525)
	b) other interest and similar expenses		(13,434)	-
15.	Tax on profit or loss	8	(4,239)	(3,687)
16.	Profit or loss after taxation		(20,989,981)	(1,627,845,555)
18.	Profit or loss for the financial year		(20,989,981)	(1,627,845,555)

The accompanying notes form an integral part of these annual accounts.

5

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Notes to the annual accounts

Note 1 – General information

Ternium S.A. (hereafter the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies for an unlimited period. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1,00 per share. As of December 31, 2016, there were 2.004.743.442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg laws and taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4,0 billion.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special tax reserve amounted to USD 6,9 billion and USD 7,1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The financial year of the Company starts on January 1 and ends on December 31 of each year.

The Company also prepares consolidated financial statements, which are published according to the provisions of the Luxembourg Law.

6

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Note 2 - Summary of significant accounting policies

2.1	Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of December 19, 2002 as amended on December 18, 2015, determined and applied by the Board of Directors.

The preparation of annual accounts requires the Board of Directors to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

Following the amendment of the Luxemburgish Law of December 19, 2002, adopted on December 18, 2015, some figures for the year ended December 31, 2015 have been reclassified to ensure comparability with the figures for the year ended December 31, 2016.

2.2	Foreign currency translation

The Company maintains its books and records in USD. Transactions expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. Formation expenses and long-term assets expressed in currencies other than USD are translated into USD at the exchange rate effective at the time of the transaction. At the balance sheet date, these assets remain translated at historical exchange rates. Cash at bank is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year. Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. Solely the unrealised exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realisation. Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealised losses are recorded in the profit and loss account whereas the net unrealised exchange gains are not recognised.

2.3	Tangible assets

Tangible assets are recognized at purchase price or construction cost less accumulated depreciation; purchase price includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated for each asset over its estimated useful life, which is, in average, 10 years for buildings and 5 years for other fixtures and fittings, tools and equipment.

Where the Company considers that a tangible fixed asset has suffered a durable depreciation in value, an additional write-down is recorded to reflect this loss. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.4	Financial assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at nominal value.

Whenever necessary the Company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

7

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

2.5	Debtors

Amounts owed by affiliated undertakings and other debtors are valued at nominal value. They are subject to value adjustments when their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

Debtors are mainly composed of amounts owed by affiliated undertakings becoming due and payable within one year.

2.6	Investments

Investments are valued at the lower of purchase price, including expenses incidental thereto and calculated on the basis of weighted average prices or market value, expressed in the currency in which the annual accounts are prepared. A value adjustment is recorded where the market value is lower than the purchase price. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

The figures for the year that has ended on December 31, 2015 relating to the caption "Own shares" have been reclassified to ensure comparability with the figures for the year ended on 31 December 2016.

2.7	Cash at bank and in hand

Cash at bank and in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

2.8	Provisions for pensions and similar obligations

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19. Actuarial gains and losses are charged or credited in the profit or loss in the period in which they arise.

As of December 31, 2016 the outstanding liability corresponding to the Program amounts to USD 14,7 million.

2.9	Creditors

Creditors are recorded at their reimbursement value. When the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

Note 3- Financial Assets

On June 30, 2016, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. where Ternium Investments pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of the cancellation of loans granted to Ternium, the reductions in the capital of Ternium Investments made on June 30, 2016 amounted to USD 262.732.812.

8

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2016, consist of:

		% of beneficial	Book value at 31.12.2015	Net (Decreases) /Additions	Book value at 31.12.2016	Equity at 31.12.2016
Company	Country	ownership	USD	USD	USD	USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	7,227,635,428	-262,732,812	6,964,902,616	6,978,308,424
Shares in affiliated undertakings			7,227,635,428	-262,732,812	6,964,902,616	6,978,308,424

Note 4 – Balances with affiliated undertakings

	December 31, 2016 - USD	December 31, 2015 - USD
Assets
Debtors
Ternium Solutions A.G.	8,178,345	1,091,633
Ternium Investments S.à r.l.	335,867	1,526,483
	8,514,212	2,618,116
Liabilities
Creditors
Exiros México, S.A. de C.V.	3,009,253	3,775,192
Siderar S.A.I.C.	250,374	229,365
Soluciones Integrales de Gestión S.A. (SIGSA)	744,757	1,045,850
Techint Inc.	414	-
	4,004,798	5,050,407
Borrowings
Ternium Investments S.à.r.l.	1,600,876	70,047,430
	1,600,876	70,047,430

Note 5 - Capital and reserves

	Subscribed Capital	Share premium	Legal reserve	Reserve for own shares or own corporate units (2)	Profit or loss brought forward	Result for the financial year	Total capital and reserves

Balance at December 31, 2015	2,004,743,442	1,414,121,505	200,474,346	59,599,747	5,157,688,201	(1,627,845,555)	7,208,781,686
Allocation of previous year results (1)	-	-	-		(1,627,845,555)	1,627,845,555	-
Payment of dividends (1)	-	-	-	-	(176,676,910)	-	(176,676,910)
Loss for the year	-	-	-		-	(20,989,981)	(20,989,981)
Balance at December 31, 2016	2,004,743,442	1,414,121,505	200,474,346	59,599,747	3,353,165,736	(20,989,981)	7,011,114,795

(1)	As approved by the Annual General Meeting of Shareholders held on May 4, 2016.
(2)	As of December 31, 2016, the Company held 41.666.666 shares as treasury shares.

9

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2016, this reserve reached the above-mentioned threshold, the legal reserve is not available for distribution to shareholders.

Note 7 – Other Operating Expenses

	December 31, 2016	December 31, 2015
	USD	USD
Services and fees	18,770,053	17,323,417
Board of director's accrued fees	1,031,642	1,376,817
Other expenses	430,971	341,251
Total	20,232,665	19,041,485

Services and fees are mainly composed of professional, audit and legal services.

Note 8 – Taxes

For the year ended December 31, 2016, the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum net wealth tax.

Note 9 – Income from financial fixed assets derived from affiliated undertakings

During the period, the Company did not receive any dividends.

Note 10 – Parent Company

As of December 31, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Note 11 – Subsequent events – Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.

On February 21, 2017, the company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S.. The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016, as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

Based on the agreed-upon valuation and adjustments as of September 30, 2016, and considering CSA’s financial debt with BNDES of EUR0.3 billion, Ternium expects to disburse EUR1.26 billion for this transaction.

10

TERNIUM S.A.
Audited annual accounts as at December 31, 2016 (All amounts in USD)

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

Pablo Brizzio

Chief Financial Officer

11